SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

Dated: November 21, 2016

Commission File No. 001-34104

NAVIOS MARITIME ACQUISITION CORPORATION

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

(Address of Principal Executive Offices)

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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NAVIOS MARITIME ACQUISITION CORPORATION

FORM 6-K

This Report on Form 6-K is hereby incorporated by reference into the Navios Maritime Acquisition Corporation Registration Statements on Form F-3, File Nos. 333-170896 and 333-191266.

Operating and Financial Review and Prospects

The following is a discussion of the financial condition and results of operations for the three and nine month periods ended September 30, 2016 and 2015 of Navios Maritime Acquisition Corporation (referred to herein as “we,” “us” or “Navios Acquisition”). All of the financial statements have been stated in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). You should read this section together with the consolidated financial statements and the accompanying notes included in Navios Acquisition’s 2015 Annual Report filed on Form 20-F with the Securities and Exchange Commission.

This Report contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and expectations, including with respect to Navios Acquisition’s future dividends, 2016 cash flow generation and Navios Acquisition’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “may,” “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenue and time charters. These forward-looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by, Navios Acquisition at the time this filing was made. Although Navios Acquisition believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Acquisition. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the creditworthiness of our charterers and the ability of our contract counterparties to fulfill their obligations to us, tanker industry trends, including charter rates and vessel values and factors affecting vessel supply and demand, the aging of our vessels and resultant increases in operation and dry docking costs, the loss of any customer or charter or vessel, our ability to repay outstanding indebtedness, to obtain additional financing and to obtain replacement charters for our vessels, in each case, at commercially acceptable rates or at all, increases in costs and expenses, including but not limited to: crew wages, insurance, provisions, port expenses, lube oil, bunkers, repairs, maintenance and general and administrative expenses, the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business, potential liability from litigation and our vessel operations, including discharge of pollutants, general domestic and international political conditions, competitive factors in the market in which Navios Acquisition operates; risks associated with operations outside the United States; and other factors listed from time to time in the Navios Acquisition’s filings with the Securities and Exchange Commission, including its Form 20Fs and Form 6Ks. Navios Acquisition expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Acquisition’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based. Navios Acquisition makes no prediction or statement about the performance of its common stock.

Recent Developments and History

Dividend Policy

On November 4, 2016, the Board of Directors declared a quarterly cash dividend in respect of the third quarter of 2016 of $0.05 per share of common stock payable on December 21, 2016 to stockholders of record as of December 14, 2016. The declaration and payment of any further dividends remain subject to the discretion of the Board of Directors and will depend on, among other things, Navios Acquisition’s cash requirements as measured by market opportunities and restrictions under its credit agreements and other debt obligations and such other factors as the Board of Directors may deem advisable.

The Navios Holdings Credit Facility

On September 19, 2016, Navios Acquisition entered into a $70.0 million secured loan facility with Navios Maritime Holdings Inc. (“Navios Holdings”). The loan facility is secured by all of Navios Holdings’ interest in Navios Acquisition and 78.5% of Navios Holdings’ interest in Navios South American Logistics, Inc. (“Navios Logistics”) representing a majority of the shares outstanding of Navios Logistics. The secured loan facility provided for an arrangement fee of $0.7 million, is available for up to five drawings and has a fixed interest rate of 8.75% with a maturity date of November 15, 2018. As of September 30, 2016, the outstanding receivable balance of $49.5 million, included in the condensed consolidated balance sheets under “Due from related parties, long-term”, consisted of the drawdown of $50.0 million on September 20, 2016 net of the arrangement fee, upon deduction of the applicable expenses for the origination of the loan facility and the accrued interest of $0.1 million.

Purchase option extended for three VLCCs

In connection with the IPO of Navios Maritime Midstream Partners L.P. (“Navios Midstream”), Navios Acquisition granted options to Navios Midstream, exercisable until November 18, 2016, to purchase seven VLCCs (two of which, the Nave Celeste and the C. Dream, were sold to Navios Midstream in June 2015 pursuant to such option) from Navios Acquisition at fair market value. In October 2016, Navios Acquisition extended the option periods on three of the five remaining VLCCs, the Nave Buena Suerte, the Nave Neutrino and the Nave Electron, for an additional two-year period expiring on November 18, 2018. The purchase options pursuant to the extended period do not include any backstop commitments from Navios Acquisition.

Amendment of Management Agreement

In May 2016, Navios Acquisition amended its existing Management Agreement with Navios Tankers Management Inc. (“the Manager” or “Navios Tankers”), a wholly-owned subsidiary of Navios Holdings, and fixed the fees for ship management services of its owned fleet for two additional years through May 2018 at a daily fee of; (a) $6,350 per MR2 product tanker and chemical tanker vessel; (b) $7,150 per LR1 product tanker vessel; and (c) the current rate of $9,500 per VLCC. Dry docking expenses are reimbursed at cost for all vessels.

Vessel Sales

On January 27, 2016, Navios Acquisition sold the Nave Lucida to an unaffiliated third party for a sale price of $18.6 million. Navios Acquisition prepaid $12.1 million, the amount of the respective tranche drawn from the Deutsche Bank AG Filiale Deutschlandgeschäft and Skandinaviska Enskilda Banken AB facility that financed the Nave Lucida.

In April 2016, Navios Acquisition agreed to sell to an unaffiliated third party the Nave Constellation, a 2013-built chemical tanker of 45,281 dwt, and the Nave Universe, a 2013-built chemical tanker of 45,513 dwt, for an aggregate sale price of $74.6 million.

On October 4, 2016, Navios Acquisition sold the Nave Universe to an unaffiliated third party for a sale price of $37.3 million. Navios Acquisition prepaid $16.4 million, being the respective tranche drawn from the HSH Nordbank AG credit facility. The sale of the vessel is expected to result in a gain.

On November 15, 2016, Navios Acquisition sold the Nave Constellation to an unaffiliated third party for a sale price of $37.3 million. Navios Acquisition prepaid $16.4 million, being the respective tranche drawn from the HSH Nordbank AG credit facility. The sale of the vessel is expected to result in a gain.

Equity Transactions

On January 6, 2016, Navios Acquisition redeemed, through the holder’s put option, 100,000 shares of the puttable common stock and paid cash of $1.0 million to the holder upon redemption.

On April 1, 2016, Navios Acquisition redeemed, through the holder’s put option, 100,000 shares of puttable common stock and paid $1.0 million to the holder upon such redemption.

On July 1, 2016, Navios Acquisition redeemed, through the holder’s put option, 100,000 shares of the puttable common stock and paid cash of $1.0 million to the holder upon redemption.

On July 29, 2016, Navios Midstream launched a continuous public offering of its common units for an aggregate offering price of up to $25.0 million. On September 30, 2016, Navios Acquisition entered into a securities purchase agreement with Navios Midstream pursuant to which Navios Acquisition made an investment in Navios Midstream by purchasing 5,655 general partnership interests for an aggregate consideration of $0.1 million, in order to maintain its 2.0% partnership interest in Navios Midstream in light of such continuous public offering.

The Company determined, under the equity method, that the issuance of common units of Navios Midstream qualified as a sale of shares by the investee. As a result, a loss of $0.3 million was recognized in “Equity in net earnings of affiliated companies” for the three and nine month periods ended September 30, 2016.

On October 3, 2016, Navios Acquisition redeemed, through the holder’s put option, 100,000 shares of the puttable common stock and paid cash of $1.0 million to the holder upon redemption.

As of September 30, 2016, Navios Acquisition had the following equity outstanding: 150,682,990 shares of common stock and 1,000 shares of Series C Convertible Preferred Stock held by Navios Holdings.

Fleet

As of November 21, 2016, our fleet consisted of a total of 36 double-hulled tanker vessels, aggregating approximately 3.9 million deadweight tons, or dwt. The fleet includes eight VLCC tankers (over 200,000 dwt per ship), which transport crude oil, eight Long Range 1 (“LR1”) product tankers (60,000-79,999 dwt per ship), 18 Medium Range 2 (“MR2”) product tankers (30,000-59,999 dwt per ship) and two chemical tankers (25,000 dwt per ship), which transport refined petroleum products and bulk liquid chemicals. All our vessels are currently chartered-out to high-quality counterparties, including affiliates of Shell, Navig8 and Mansel with an average remaining charter period of approximately one year. As of November 21, 2016, we had charters covering 99.7% of available days in 2016 and 60.6% of available days in 2017.

Vessels	Type	Built/ Delivery Date	DWT	Net Charter Rate (1)		Profit Sharing	Expiration Date (2)
Owned Vessels

Nave Polaris	Chemical Tanker	2011	25,145	Floating Rate	(8)	None	February 2017
Nave Cosmos	Chemical Tanker	2010	25,130	Floating Rate	(8)	None	February 2017
Nave Velocity	MR2 Product Tanker	2015	49,999	$14,319	(6)	50%/50%	February 2017
Nave Sextans	MR2 Product Tanker	2015	49,999	$16,294		None	January 2018
Nave Pyxis	MR2 Product Tanker	2014	49,998	$16,294		None	February 2018
Nave Luminosity	MR2 Product Tanker	2014	49,999	$14,072		50%/50%	September 2017
Nave Jupiter	MR2 Product Tanker	2014	49,999	$15,306		50%/50%	May 2017
Bougainville	MR2 Product Tanker	2013	50,626	$16,296	(5)	100%	September 2017
Nave Alderamin	MR2 Product Tanker	2013	49,998	$15,600		None	February 2017
Nave Bellatrix	MR2 Product Tanker	2013	49,999	$14,813		50%/50%	January 2017
Nave Capella	MR2 Product Tanker	2013	49,995	$18,071	(11)	None	January 2017
Nave Orion	MR2 Product Tanker	2013	49,999	$14,813		50%/50%	March 2017
Nave Titan	MR2 Product Tanker	2013	49,999	$15,306		50%/50%	June 2017
Nave Aquila	MR2 Product Tanker	2012	49,991	$11,356	(3)	None	April 2017
Nave Atria	MR2 Product Tanker	2012	49,992	$14,813		50%/50%	July 2017
Nave Orbit	MR2 Product Tanker	2009	50,470	$17,750	(14)	None	November 2017
Nave Equator	MR2 Product Tanker	2009	50,542	$17,000		None	October 2017
Nave Equinox	MR2 Product Tanker	2007	50,922	$11,603	(15)	ice-transit premium(4)	November 2017
Nave Pulsar	MR2 Product Tanker	2007	50,922	$15,306		ice-transit premium(4)	May 2017
Nave Dorado	MR2 Product Tanker	2005	47,999	$17,775		None	January 2017
Nave Atropos	LR1 Product Tanker	2013	74,695	Floating Rate	(13)	None	October 2019
Nave Rigel	LR1 Product Tanker	2013	74,673	$18,022		50%/50%	August 2019
Nave Cassiopeia	LR1 Product Tanker	2012	74,711	Floating Rate	(13)	None	February 2019
Nave Cetus	LR1 Product Tanker	2012	74,581	$18,022		50%/50%	April 2019
Nave Estella	LR1 Product Tanker	2012	75,000	$11,850		90% up to $17,000	January 2017
						50% above $17,000
Nave Andromeda	LR1 Product Tanker	2011	75,000	$14,000		100% up to $17,000	November 2016
						50% above $17,000
Nave Ariadne	LR1 Product Tanker	2007	74,671	$17,775		50%/50%	May 2018
Nave Cielo	LR1 Product Tanker	2007	74,671	$17,775		50%/50%	May 2018
Nave Buena Suerte (10)	VLCC	2011	297,491	Floating Rate	(12)	None	August 2017
Nave Quasar(10)	VLCC	2010	297,376	Floating Rate	(7)	None	March 2018
Nave Synergy	VLCC	2010	299,973	Floating Rate	(7)	None	February 2018
Nave Galactic(10)	VLCC	2009	297,168	Floating Rate	(9)	None	September 2017
Nave Spherical	VLCC	2009	297,188	$41,475		None	November 2017
Nave Neutrino(10)	VLCC	2003	298,287	$37,520		None	September 2017
Nave Electron(10)	VLCC	2002	305,178	Floating Rate	(7)	None	December 2017
Nave Photon	VLCC	2008	297,395	$40,488		None	December 2017

(1)	Net time charter-out rate per day (net of commissions), presented in USD.
(2)	Estimated dates assuming the midpoint of the redelivery period by charterers, including owner’s extension options not declared yet.
(3)	Charterer’s option to extend the charter for 6 months at $12,344 net per day.
(4)	Profit sharing based on a formula which incorporates a premium when vessels are trading in ice. The premium for Nave Pulsar is based on pool results, For the Nave Equinox the premium is $1,481 net per day for the first 12 months and $1,728 net per day for the six month optional period.
(5)	Rate can reach a maximum of $21,302 net per day calculated based on a formula. Both rate and ceiling increase by 2% annually.
(6)	Charterer’s option to extend for an additional year at a rate of $15,306 net per day plus 50% profit sharing.
(7)	Rate based on VLCC pool earnings.
(8)	Rate based on chemical tankers pool earnings.
(9)	Rate is based upon daily BITR TD3. Navios Acquisition will receive 100% of the index rate up to $41,969 net per day, 90% of the index rate from $41,969 net per day to $44,438 net per day and 50% of any amount in excess of $44,438 net per day. The contract provides for a minimum rate of $29,625 net per day and $27,156 net per day for the last nine months of the contract.
(10)	Navios Acquisition has granted an option to Navios Midstream, exercisable until November 2016, to purchase the vessel from Navios Acquisition at fair market value. For the Nave Buena Suerte, the Nave Neutrino and the Nave Electron the options are extended for an additional two-year period expiring on November 18, 2018.
(11)	Charterer’s option to extend for one year at $20,244 net per day.
(12)	Rate is based upon daily BITR TD3. Navios Acquisition will receive 100% of the index rate up to $41,969 net per day, 90% up until $44,438 net per day and 50% of any amount in excess of $44,438 net per day. The contract provides a minimum rate of $19,750 net per day.
(13)	Rate based on LR1 pool earnings.
(14)	Charterer’s option to extend for two years at $20,500 net per day.
(15)	Charterer’s option to extend for six months at $13,084 net per day.

Charter Policy and Industry Outlook

Our core fleet currently, consists of 36 vessels, of which eight are VLCCs, 26 are product tankers and two are chemical tankers. All of our vessels are chartered-out to high-quality counterparties, including affiliates of Shell, Navig8 and Mansel with an average remaining charter period of approximately one year. Many of our charters have profit sharing arrangements (see fleet table above). While all of our vessels are currently chartered-out, we intend to deploy any vessels that would become open—not chartered-out—to leading charterers in a mix of long, medium and short-term time charters, depending on the vessels’ positions, seasonality and market outlook. This chartering strategy is intended to allow us to capture increased profits during strong charter markets, while developing relatively stable cash flows from longer-term time charters. We will also seek profit sharing arrangements in our long-term time charters, to provide us with potential incremental revenue above the contracted minimum charter rates.

We intend to selectively grow our fleet using Navios Holdings’ global network of relationships and extensive experience in the marine transportation industry, coupled with our financial resources and financing capability, to acquire young, high-quality, modern, double-hulled vessels in the product, crude oil and chemical tanker sectors. Vessel prices in these sectors have been severely affected by the continuing scarcity of debt financing available to shipping industry participants resulting from the worldwide financial crisis and because of charter rates for crude, product and chemical tankers that have fallen from their highs of 2008.

Factors Affecting Navios Acquisition’s Results of Operations

We believe the principal factors that will affect our future results of operations are the general economic, regulatory, political and governmental conditions that affect the shipping industry and those that specifically affect conditions in countries and markets in which our vessels engage in business. Other key factors that will be fundamental to our business, future financial condition and results of operations include:

•	the demand for seaborne transportation services;

•	the ability of Navios Holdings’ commercial and chartering operations to successfully employ our vessels at economically attractive rates, particularly as our fleet expands and our charters expire;

•	the effective and cost efficient technical management of our vessels;

•	Navios Holdings’ ability to satisfy technical, health, safety and compliance standards of oil majors and major commodity traders; and

•	the strength of and growth in the number of our customer relationships, especially with oil majors and major commodity traders.

In addition to the factors discussed above, we believe certain specific factors will impact our condensed consolidated results of operations. These factors include:

•	the charter hire earned by our vessels under our charters;

•	our access to capital required to acquire additional vessels and/or to implement our business strategy;

•	our ability to sell vessels at prices we deem satisfactory;

•	our level of debt, our ability to repay such debt and to fulfill other financial obligations;

•	the level of any dividend to our stockholders.

Voyage and Time Charter

Revenues are driven primarily by the number of vessels in the fleet, the number of days during which such vessels operate and the amount of daily charter hire rates that the vessels earn under charters, which, in turn, are affected by a number of factors, including:

•	the duration of the charters;

•	the level of spot market rates at the time of charters;

•	decisions relating to vessel acquisitions and disposals;

•	the amount of time spent positioning vessels;

•	the amount of time that vessels spend in dry dock undergoing repairs and upgrades;

•	the age, condition and specifications of the vessels; and

•	the aggregate level of supply and demand in the tanker shipping industry.

Time charters are available for varying periods, ranging from a single trip (spot charter) to long-term which may be many years. In general, a long-term time charter assures the vessel owner of a consistent stream of revenue. Operating the vessel in the spot market affords the owner greater spot market opportunity, which may result in high rates when vessels are in high demand or low rates when vessel availability exceeds demand. Vessel charter rates are affected by world economics, international events, weather conditions, strikes, governmental policies, supply and demand, and many other factors that might be beyond the control of management.

The cost to maintain and operate a vessel increases with the age of the vessel. Older vessels are less fuel efficient, cost more to insure and require upgrades from time to time to comply with new regulations. The average age of Navios Acquisition’s owned fleet is 5.8 years. But, as such fleet ages or if Navios Acquisition expands its fleet by acquiring previously owned and older vessels the cost per vessel would be expected to rise and, assuming all else, including rates, remains constant, vessel profitability would be expected to decrease.

Navios Acquisition reports financial information and evaluates its operations by charter revenues. Navios Acquisition does not use discrete financial information to evaluate operating results for each type of charter. As a result, management reviews operating results solely by revenue per day and operating results of the fleet and thus Navios Acquisition has determined that it operates under one reportable segment.

Set forth below are selected historical and statistical data for Navios Acquisition for each of the three and nine month periods ended September 30, 2016 and 2015 that the Company believes may be useful in better understanding the Company’s financial position and results of operations.

	Three month period ended September 30,		Nine month period ended September 30,
	2016	2015	2016	2015
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
FLEET DATA
Available days(1)	3,496	3,397	10,410	10,357
Operating days(2)	3,489	3,389	10,388	10,325
Fleet utilization(3)	99.8%	99.8%	99.8%	99.7%
Vessels operating at period end	38	37	38	37
AVERAGE DAILY RESULTS
Time Charter Equivalent per day(4)	$19,159	$22,551	$21,082	$22,538

Navios Acquisition believes that the important measures for analyzing trends in its results of operations consist of the following:

(1)	Available days: Available days for the fleet represent total calendar days the vessels were in Navios Acquisition’s possession for the relevant period after subtracting off-hire days associated with scheduled repairs, dry dockings or special surveys. The shipping industry uses available days to measure the number of days in a relevant period during which vessels should be capable of generating revenues.
(2)	Operating days: Operating days are the number of available days in the relevant period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a relevant period during which vessels actually generate revenues.
(3)	Fleet utilization: Fleet utilization is the percentage of time that Navios Acquisition’s vessels were available for generating revenue, and is determined by dividing the number of operating days during a relevant period by the number of available days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off hire for reasons other than scheduled repairs, dry dockings and special surveys.
(4)	Time Charter Equivalent Rate: Time Charter Equivalent (“TCE”) Rate is defined as voyage and time charter revenues less voyage expenses during a period divided by the number of available days during the period. The TCE Rate is a standard shipping industry performance measure used primarily to present the actual daily earnings generated by vessels of various types of charter contracts for the number of available days of the fleet.

Period-over-Period Comparisons

For the Three Month Period ended September 30, 2016 compared to the Three Month Period ended September 30, 2015

The following table presents consolidated revenue and expense information for the three month periods ended September 30, 2016 and 2015. This information was derived from the unaudited condensed consolidated statements of income of Navios Acquisition for the respective periods.

Expressed in thousands of U.S. dollars	For the Three Months Ended September 30, 2016 (unaudited)	For the Three Months Ended September 30, 2015 (unaudited)
Revenue	$68,069	$77,692
Time charter and voyage expenses	(1,087)	(1,095)
Direct vessel expenses	(741)	(326)
Management fees	(25,107)	(23,092)
General and administrative expenses	(3,282)	(3,111)
Depreciation and amortization	(14,220)	(13,590)
Interest income	1,055	489
Interest expenses and finance cost	(18,983)	(17,887)
Equity in net earnings of affiliated companies	3,194	4,817
Other expense, net	(81)	(681)

Net income	$8,817	$23,216

Revenue: Revenue for the three month period ended September 30, 2016 decreased by $9.6 million or 12.4% to $68.1 million, as compared to $77.7 million for the same period of 2015. The decrease was mainly attributable to the decrease in profit sharing by $9.7 million to $0.3 million recognized in the three month period ended September 30, 2016, as compared to $10.0 million for the same period in 2015. The decrease was partially mitigated by the increase in revenue following the deliveries of two vessels in the fourth quarter of 2015. Available days of the fleet increased to 3,496 days for the three month period ended September 30, 2016, as compared to 3,397 days for the three month period ended September 30, 2015. The TCE Rate decreased to $19,159 for the three month period ended September 30, 2016, from $22,551 for the three month period ended September 30, 2015.

Time charter and voyage expenses: Time charter and voyage expenses for each of the three month periods ended September 30, 2016 and 2015 amounted to $1.1 million.

Direct vessel expenses: Direct vessel expenses, comprising of the amortization of dry dock and special survey costs of certain vessels of our fleet amounted to $0.7 million for the three month period ended September 30, 2016, as compared to $0.3 million for the three month period ended September 30, 2015.

Management fees: Management fees amounted to $25.1 million for the three month period ended September 30, 2016, as compared to $23.1 million for the three month period ended September 30, 2015, mainly due to increased number of vessels and the increased daily management fee. Pursuant to the Management Agreement, the Manager provided commercial and technical management services to Navios Acquisition’s vessels for a daily fee of: (a) $6,000 per MR2 product tanker and chemical tanker vessel; (b) $7,000 per LR1 product tanker vessel; and (c) $9,500 per VLCC, through May 2016.

Navios Acquisition fixed the fees for commercial and technical ship management services of the fleet for two additional years from May 29, 2016 following the expiration of the previous fixed fee period, through May 2018, at a daily fee of: (a) $6,350 per MR2 product tanker and chemical tanker vessel; (b) $7,150 per LR1 product tanker vessel; and (c) the current daily fee of $9,500 per VLCC.

Dry docking expenses are reimbursed by Navios Acquisition, at cost.

General and administrative expenses: Total general and administrative expenses for the three month period ended September 30, 2016 increased by $0.2 million to $3.3 million as compared to $3.1 million for the three month period ended September 30, 2015. The increase was mainly attributable to: (a) a $0.5 million increase in administrative expenses paid to Navios Holdings due to the increased number of vessels in Navios Acquisition’s fleet; and (b) a $0.1 million increase in other general and administrative expenses, including professional, other fees and travel expenses, partially mitigated by a $0.4 million decrease in stock based compensation expense.

Depreciation and amortization: Depreciation and amortization increased by $0.6 million to $14.2 million for the three month period ended September 30, 2016, as compared to $13.6 million for the three month period ended September 30, 2015. The increase was mainly attributable to the acquisition of two VLCCs in the fourth quarter of 2015. This increase was partially mitigated by: (i) the Nave Constellation and the Nave Universe that were classified as vessels held for sale (See Note 6) and; (ii) the sale of an MR2 product tanker in January 2016. Depreciation of a vessel is calculated using an estimated useful life of 25 years from the date the vessel was originally delivered from the shipyard.

Interest income: Interest income for the three month period ended September 30, 2016 increased by $0.6 million to $1.1 million as compared to $0.5 million for the three month period ended September 30, 2015.

Interest expense and finance cost: Interest expense and finance cost for the three month period ended September 30, 2016 increased by $1.1 million to $19.0 million, as compared to $17.9 million for the three month period ended September 30, 2015. Interest expense increased by $1.0 million due to the increase in the average outstanding loan balance, which was $1,175.5 million for the three month period ended September 30, 2016 as compared to $1,119.2 million for the three month period ended September 30, 2015, mitigated by a decrease in the weighted average interest rate for the three month period ended September 30, 2016 to 6.02% from 6.10% during the three month period ended September 30, 2015.

Equity in net earnings of affiliated companies: Equity in net earnings of affiliated companies amounted to $3.2 million for the three month period ended September 30, 2016 as compared to $4.8 million for the three month period ended September 30, 2015.

This amount consists of: (i) the equity in net earnings of Navios Midstream of $2.9 million ($3.9 million for the three month period ended September 30, 2015); (ii) $0.2 million ($0.9 million for the three month period ended September 30, 2015) which resulted from the equity in net earnings of Navios Europe I Inc. (“Navios Europe I”) and Navios Europe II Inc. (“Navios Europe II”); and (iii) $0.1 million ($0 for the three month period ended September 30, 2015), which resulted from the amortization of deferred gain on sale of Nave Celeste and the C. Dream to Navios Midstream.

Other expense, net: Other expense, net for the three month period ended September 30, 2016 was $0.1 million. For the comparative period of 2015, other expense, net was $0.7 million.

For the Nine Month Period ended September 30, 2016 compared to the Nine Month Period ended September 30, 2015

The following table presents consolidated revenue and expense information for the nine month periods ended September 30, 2016 and 2015. This information was derived from the unaudited condensed consolidated statements of income of Navios Acquisition for the respective periods.

Expressed in thousands of U.S. dollars	For the Nine Months Ended September 30, 2016 (unaudited)	For the Nine Months Ended September 30, 2015 (unaudited)
Revenue	$222,983	$236,711
Time charter and voyage expenses	(3,525)	(3,281)
Direct vessel expenses	(2,790)	(1,023)
Management fees	(73,611)	(71,427)
General and administrative expenses	(12,792)	(10,179)
Depreciation and amortization	(43,397)	(43,361)
Gain on sale of vessels	2,282	5,771
Interest income	2,589	1,062
Interest expense and finance cost	(57,021)	(55,202)
Equity in net earnings of affiliated companies	11,816	11,906
Other expense, net	(1,763)	(1,365)

Net income	$44,771	$69,612

Revenue: Revenue for the nine month period ended September 30, 2016 decreased by $13.7 million or 5.8% to $223.0 million, as compared to $236.7 million for the same period of 2015. The decrease was mainly attributable to: (i) the decrease in profit sharing by $18.5 million to $7.7 million recognized in the nine month period ended September 30, 2016, as compared to $26.2 million for the same period in 2015; and (ii) the decrease in revenue by $15.7 million due to the sale of two VLCCs in June 2015 and one MR2 product tanker in January 2016. The decrease was partially mitigated by the increase in revenue following deliveries of four vessels during the period from January 2015 until September, 2016. Available days of the fleet increased to 10,410 days for the nine month period ended September 30, 2016, as compared to 10,357 days for the nine month period ended September 30, 2015. The TCE Rate decreased to $21,082 for the nine month period ended September 30, 2016, from $22,538 for the nine month period ended September 30, 2015.

Time charter and voyage expenses: Time charter and voyage expenses for the nine month period ended September 30, 2016 increased by $0.2 million to $3.5 million as compared to $3.3 million for the nine month period ended September 30, 2015. The increase was attributable to a $0.6 million increase in voyage expenses, partially mitigated by a $0.4 million decrease in broker commissions.

Direct vessel expenses: Direct vessel expenses for the nine month period ended September 30, 2016 increased by approximately $1.8 million to $2.8 million as compared to $1.0 million for the nine month period ended September 30, 2015. The increase was attributable to a: (i) $1.0 million increase in amortization of dry dock and special survey cost; and (ii) $0.7 million increase in expenses incurred in connection with specialized work performed on certain vessels of our fleet.

Management fees: Management fees for the nine month period ended September 30, 2016 increased by $2.2 million to $73.6 million, as compared to $71.4 million for the nine month period ended September 30, 2015. The increase was mainly attributable to the increased number of vessels and the increase in the management fees with effect as of May 29, 2016, described below. Pursuant to the Management Agreement, the Manager provided commercial and technical management services to Navios Acquisition’s vessels for a daily fee of: (a) $6,000 per MR2 product tanker and chemical tanker vessel; (b) $7,000 per LR1 product tanker vessel; and (c) $9,500 per VLCC, through May 2016.

Navios Acquisition fixed the fees for commercial and technical ship management services of the fleet for two additional years from May 29, 2016, following the expiration of the previous fixed fee period, through May 2018, at a daily fee of: (a) $6,350 per MR2 product tanker and chemical tanker vessel; (b) $7,150 per LR1 product tanker vessel; and (c) the current daily fee of $9,500 per VLCC.

Dry docking expenses are reimbursed by Navios Acquisition at cost.

General and administrative expenses: Total general and administrative expenses for the nine month period ended September 30, 2016 increased by $2.6 million to $12.8 million as compared to $10.2 million for the nine month period ended September 30, 2015. The increase was mainly attributable to: (a) a $2.8 million compensation authorized and approved by the Compensation committee of Navios Acquisition in December 2015 accrued on the statements of income during the second quarter of 2016; and (b) a $1.4 million increase in administrative expenses paid to Navios Holdings due to the increased number of vessels in Navios Acquisition’s fleet, partially mitigated by a: (i) $1.2 million decrease in stock based compensation; and (ii) $0.4 million decrease in other general and administrative expenses, including professional, other fees and travel expenses.

Depreciation and amortization: Depreciation and amortization amounted to $43.4 million for each of the nine month periods ended September 30, 2016 and 2015. Depreciation of a vessel is calculated using an estimated useful life of 25 years from the date the vessel was originally delivered from the shipyard.

Gain on sale of vessels: The gain on sale of vessels for the nine month period ended September 30, 2016, was $2.3 million, as compared to $5.8 million for the same period of 2015. On January 27, 2016, Navios Acquisition sold the Nave Lucida to an unaffiliated third party purchaser for a sale price of $18.6 million. The gain on sale of $2.3 million was calculated as the sale price less the carrying value of the vessel of $16.2 million and related selling expenses of $0.1 million. The gain on sale of vessels for the nine month period ended September 30, 2015 resulted from the sale of the Nave Celeste and the C. Dream to Navios Midstream.

Interest income: Interest income for the nine month period ended September 30, 2016 amounted to $2.6 million, as compared to $1.1 million for the nine month period ended September 30, 2015.

Interest expense and finance cost: Interest expense and finance cost for the nine month period ended September 30, 2016 increased by $1.8 million to $57.0 million, as compared to $55.2 million for the nine month period ended September 30, 2015. The increase was due to the increase in the average outstanding loan balance, which was $1,188.1 million for the nine month period ended September 30, 2016 as compared to $1,158.7 million for the nine month period ended September 30, 2015. The weighted average interest rate for each of the nine month periods ended September 30, 2016 and 2015 was 5.99%.

As of September 30, 2016 and 2015, the outstanding loan balance under Navios Acquisition’s credit facilities was $1,170.5 million and $1,115.2 million, respectively.

Equity in net earnings of affiliated companies: Equity in net earnings of affiliated companies amounted to $11.8 million for the nine month period ended September 30, 2016, as compared to $11.9 million for the nine month period ended September 30, 2015.

This amount consists of: (i) the equity in net earnings of Navios Midstream which amounted to $10.8 million and $10.4 million for the same period of 2015; (ii) the equity in net earnings of Navios Europe I and Navios Europe II of $0.9 million and $1.5 million for the same period of 2015; and (iii) $0.1 million and $0 for the same period of 2015, which resulted from the amortization of deferred gain on sale of Nave Celeste and the C. Dream to Navios Midstream.

Other expense, net: Other expense, net for the nine month period ended September 30, 2016 was $1.8 million and included the deductible and other costs for the litigation initiated in March 2016. For the comparative period of 2015, other expense, net was $1.4 million.

Liquidity and Capital Resources

Our primary short-term liquidity needs are to fund general working capital requirements, dry docking expenditures, minimum cash balance maintenance as per our credit facility agreements and debt repayment, and other obligations from time to time, while our long-term liquidity needs primarily relate to expansion and investment capital expenditures and other maintenance capital expenditures and debt repayment. Expansion capital expenditures are primarily for the purchase or construction of vessels to the extent the expenditures increase the operating capacity of or revenue generated by our fleet, while maintenance capital expenditures primarily consist of dry docking expenditures and expenditures to replace vessels in order to maintain the operating capacity of or revenue generated by our fleet. We anticipate that our primary sources of funds for our short-term liquidity needs will be cash flows from operations, proceeds from asset sales and bank borrowings. As of September 30, 2016, Navios Acquisition’s current assets totaled $89.5 million, while current liabilities totaled $109.2 million, including the balloon installments for our two chemical tanker vessels of $32.0 million, resulting in a negative working capital position of approximately $19.6 million. Subsequently, in October 2016 and November 2016 the Company sold the Nave Universe and the Nave Constellation, respectively, to an unaffiliated third party for total gross proceeds of $74.6 million and prepaid the balance of the respective tranches from the HSH Nordbank AG credit facility totaling to $32.7 million. In October 2016, the Company reduced one of its commercial bank facilities by $16.0 million through payment of $15.7 million in cash being the balloon instalment for the one chemical tanker, achieving a $0.3 million benefit to nominal amount, which is currently in the process of being refinanced.

Generally, our long-term sources of funds will be from cash from operations, long-term bank borrowings and other debt or equity financings. We expect that we will rely upon cash from operations and upon external financing sources, including bank borrowings, to fund acquisitions, expansion and investment capital expenditures and other commitments we have entered into. We cannot assure you that we will be able to secure adequate financing or obtain additional funds on favorable terms, to meet our liquidity needs.

Under its share repurchase program, Navios Acquisition is authorized to repurchase up to $50.0 million of its common stock, over a two-year period until December 2016, unless extended. The timing and amount of purchases under the program will be determined by management based upon market conditions and other factors, and will be subject to restrictions under Navios Acquisition’s credit facilities and indenture.

Navios Acquisition may use funds to repurchase its outstanding capital stock and/or indebtedness from time to time. Repurchases may be made in the open market, or through privately negotiated transactions or otherwise, in compliance with applicable laws, rules and regulations, at prices and on terms Navios Acquisition deems appropriate and subject to its cash requirements for other purposes, compliance with the covenants under Navios Acquisition’s debt agreements, and other factors management deems relevant.

Cash Flow

Cash flows for the nine month period ended September 30, 2016 compared to the nine month period ended September 30, 2015:

The following table presents cash flow information for the nine month periods ended September 30, 2016 and 2015.

	Nine Month Period Ended September 30, 2016 (unaudited)	Nine Month Period Ended September 30, 2015 (unaudited)

Expressed in thousands of U.S. dollars

Net cash provided by operating activities	$90,341	$91,488
Net cash (used in)/ provided by investing activities	(30,166)	29,600
Net cash used in financing activities	(71,744)	(99,853)

Net (decrease)/ increase in cash and cash equivalents	$(11,569)	$21,235
Cash and cash equivalents, beginning of the year	54,805	54,493

Cash and cash equivalents, end of period	$43,236	$75,728

Cash provided by operating activities for the nine month period ended September 30, 2016 as compared to the nine month period ended September 30, 2015:

Net cash provided by operating activities decreased by $1.1 million to $90.3 million for the period ended September 30, 2016 as compared to net cash provided by operating activities of $91.5 million for the same period in 2015. The decrease is analyzed as follows:

The net income for the nine month period ended September 30, 2016 was $44.8 million compared to $69.6 million for the nine month period ended September 30, 2015. In determining net cash provided by operating activities for the nine month period ended September 30, 2016, the net income was adjusted for the effect of depreciation and amortization of $43.4 million, $2.7 million for amortization and a write-off of deferred finance fees and bond premium, $2.3 million gain on sale of vessels, $2.1 million for the amortization of dry dock and special survey costs, $1.1 million for earnings in affiliates, net of dividends received and $0.8 million stock based compensation.

Amounts due from related parties, short-term, increased by $2.8 million in the nine month period ended September 30, 2016, which mainly related to payment of management fees for our vessels. Please refer to the relevant discussion below, under “Related Party Transactions”.

Accounts receivable increased by $1.5 million from $14.2 million for the year ended December 31, 2015, to $15.7 million for the nine month period ended September 30, 2016. The increase was attributed to the increase in receivables due from charterers.

Restricted cash from operating activities increased by $0.1 million due to increase in the cash held in retention accounts for the payment of interest under our credit facilities.

Amounts due from related parties, long-term, excluding the amounts related to the Navios Holdings Credit Facility, increased by $12.3 million from $16.5 million for the period ended December 31, 2015, to $28.8 million for the nine month period ended September 30, 2016, which mainly related to payment of special survey and dry docking expenses for certain vessels of our fleet and the increase of $4.3 million loan granted to Navios Europe II, classified under “Cash (used in)/ provided by investing activities”. Please refer to the relevant discussion below, under “Related Parties Transactions”.

Accounts payable were $4.3 million for the nine month period ended September 30, 2016 and $2.8 million for the year ended December 31, 2015. The increase of $1.6 million was due to a $1.8 million increase in other payables, mainly in legal and professional fees, partially mitigated by a $0.2 million decrease in payables to brokers.

Prepaid expenses and other current assets increased by $0.5 million to $4.2 million for the nine month period ended September 30, 2016 from $3.7 million for the year ended December 31, 2015. The total increase in prepaid expenses and other current assets primarily resulted from a $1.1 million increase in other prepaid expenses, partially mitigated by $0.5 million decrease mainly due to reclassification of working capital advances required under certain charter contracts, under the long-term assets.

Payment for dry dock and special survey costs incurred in the nine month period ended September 30, 2016 and September 30, 2015 was $2.4 million and $0.3 million respectively and related to dry dock and special survey costs incurred for certain vessels of the fleet.

Other long-term assets increased by $0.5 million to $2.4 million for the nine month period ended September 30, 2016 from $1.9 million for the year ended December 31, 2015, due to $0.5 million of working capital reclassified from current assets.

Accrued expenses increased by $13.9 million to $23.7 million for the nine month period ended September 30, 2016, from $9.8 million on December 31, 2015. The increase was mainly attributable to the increase of accrued interest.

Deferred revenue relates to cash received from charterers prior to it being earned and current portion of deferred gain on sale of Nave Celeste and the C. Dream to Navios Midstream. Deferred revenue relating to cash received from charterers is recognized as revenue over the voyage or charter period. Deferred revenue decreased by $0.7 million to $6.9 million for the nine month period ended September 30, 2016 from $7.6 million on December 31, 2015.

Cash (used in)/ provided by investing activities for the nine month period ended September 30, 2016 as compared to the nine month period ended September 30, 2015:

Net cash provided by investing activities decreased by $59.8 million to approximately $30.2 million outflow as of September 30, 2016 from $29.6 million inflow as of September 30, 2015.

Net cash used in investing activities for the nine month period ended September 30, 2016, resulted from: (i) a $49.5 million loan granted to Navios Holdings, net of deferred fees and including accrued interest for the period; (ii) $4.3 million loan granted to Navios Europe II (Navios Revolving Loans II); and (iii) $0.1 million investment in Navios Midstream in order to maintain the 2% general partner interest. The $53.8 million decrease was mitigated by: (a) $18.4 million net proceeds from the sale of the Nave Lucida; and (b) $5.2 million in dividends received from Navios Midstream.

Net cash provided by investing activities for the nine month period ended September 30, 2015, resulted from: (i) $71.2 million net proceeds from the sale of vessels; and (ii) $1.6 million from dividends received from affiliates. The $72.8 million increase was mitigated by: (a) $29.4 million paid for the acquisition of vessels; (b) $7.2 million paid for investments in affiliates (from which $6.7 million relates to the investment in Navios Europe II and approximately $0.6 million was paid to Navios Midstream to acquire 32,509 general partner units in order for Navios Acquisition to maintain its 2.0% general partnership interest); and (c) a $6.6 million loan granted to Navios Europe II.

Cash used in financing activities for the nine month period ended September 30, 2016 as compared to the nine month period ended September 30, 2015:

Net cash used in financing activities decreased by $28.1 million to approximately $71.7 million at September 30, 2016 from $99.9 million in the nine month period ended September 30, 2015.

Net cash used in financing activities resulted from: (i) $46.1 million of loan repayments; (ii) $23.8 million of dividends paid; (iii) $3.0 million of redemption of puttable common stock; and (iv)a $1.1 million decrease in restricted cash due to the decrease in the cash held in retention accounts for the payment of principal under our credit facilities.

Net cash used in financing activities for the nine month period ended September 30, 2015 resulted from: (i) $73.3 million of loan repayments; (ii) $32.2 million of dividends paid; (iii) a $11.3 million payment to a related party with respect to capitalized expenses of certain of the Company’s vessels, while such vessels were under construction; (iv) $4.5 million for the redemption of convertible shares; and (v) $5.6 million for the acquisition of treasury stock, and was partially offset by: (a) $26.0 million loan proceeds net of deferred finance fees; and (b)a $1.0 million decrease in restricted cash.

Reconciliation of EBITDA to Net Cash from Operating Activities

	Three Month Period Ended September 30, 2016 (unaudited)	Three Month Period Ended September 30, 2015 (unaudited)	Nine Month Period Ended September 30, 2016 (unaudited)	Nine Month Period Ended September 30, 2015 (unaudited)

Expressed in thousands of U.S. dollars

Net cash provided by operating activities	$40,104	$37,344	$90,341	$91,488
Net (decrease)/ increase in operating assets	(2,806)	14,134	14,099	18,589
Net (increase)/ decrease in operating liabilities	(12,654)	(13,417)	(14,069)	1,229
Net interest cost	17,928	17,398	54,432	54,140
Amortization of deferred finance cost	(824)	(712)	(2,688)	(2,705)
Equity in earnings of affiliates, net of dividends received	225	454	1,058	1,613
Stock based compensation	(267)	(671)	(795)	(1,989)
Gain on sale of vessels	—	—	2,282	5,771

EBITDA(1)	$41,706	$54,530	$144,660	$168,136

	Three Month Period Ended September 30, 2016 (unaudited)	Three Month Period Ended September 30, 2015 (unaudited)	Nine Month Period Ended September 30, 2016 (unaudited)	Nine Month Period Ended September 30, 2015 (unaudited)
Net cash provided by operating activities	$40,104	$37,344	$90,341	$91,488
Net cash (used in)/ provided by investing activities	$(47,193)	$(4,869)	$(30,166)	$29,600
Net cash used in financing activities	$(19,211)	$(30,544)	$(71,744)	$(99,853)

(1)	EBITDA represents net income before interest and finance cost, before depreciation and amortization and income taxes. We use EBITDA as a liquidity measure and reconcile EBITDA to net cash provided by/ (used in) operating activities, the most comparable U.S. GAAP liquidity measure. EBITDA in this document is calculated as follows: net cash provided by/(used in) operating activities adding back, when applicable and as the case may be, the effect of: (i) net increase/(decrease) in operating assets; (ii) net (increase)/decrease in operating liabilities; (iii) net interest cost; (iv) amortization of deferred finance cost and other related expenses; (v) provision for losses on accounts receivable; (vi) equity in net earnings of affiliated companies, net of dividends received; (vii) payments for dry dock and special survey costs; (viii) gain/(loss) on sale of assets/subsidiaries; (ix) stock-based compensation; and (x) impairment charges. Navios Acquisition believes that EBITDA is the basis upon which liquidity can be assessed and presents useful information to investors regarding Navios Acquisition’s ability to service and/or incur indebtedness, pay capital expenditures, meet working capital requirements and pay dividends. Navios Acquisition also believes that EBITDA is used: (i) by potential lenders to evaluate potential transactions; (ii) to evaluate and price potential acquisition candidates; and (iii) by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

EBITDA has limitations as an analytical tool, and should not be considered in isolation or as a substitute for the analysis of Navios Acquisition’s results as reported under U.S. GAAP. Some of these limitations are: (i) EBITDA does not reflect changes in, or cash requirements for, working capital needs; and (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future. EBITDA does not reflect any cash requirements for such capital expenditures. Because of these limitations, EBITDA should not be considered as a principal indicator of Navios Acquisition’s performance. Furthermore, our calculation of EBITDA may not be comparable to that reported by other companies due to differences in methods of calculation.

EBITDA for the three month period ended September 30, 2016 decreased by $12.8 million to $41.7 million from $54.5 million in the same period of 2015. The decrease in EBITDA was mainly due to a: (i) $9.6 million decrease in revenue; (ii) $2.0 million increase in management fees, as discussed above; (iii) $1.6 million decrease in equity in net earnings of affiliated companies; and (iv) $0.2 million increase in general and administrative expenses; partially mitigated by a $0.6 million decrease in other expense, net.

EBITDA for the nine month period ended September 30, 2016 decreased by approximately $23.5 million to $144.7 million from $168.1 million in the same period of 2015. The decrease in EBITDA was mainly due to a: (i) $13.7 million decrease in revenue; (ii) decrease in the gain on sale of vessels by $3.5 million; (iii) $2.6 million increase in general and administrative expenses; (iv) $2.2 million increase in management fees; (v) $0.7 million increase in direct vessel expenses (excluding amortization of dry dock and special survey costs); (vi) $0.4 million increase in other expense, net; (vii) $0.2 million increase in time charter expenses; and (viii) $0.1 million decrease in equity in net earnings of affiliated companies.

Long-Term Debt Obligations and Credit Arrangements

Ship Mortgage Notes

8 1/8% First Priority Ship Mortgages: On November 13, 2013, the Company and its wholly owned subsidiary, Navios Acquisition Finance (US) Inc. (“Navios Acquisition Finance” and together with the Company, the “2021 Co-Issuers”) issued $610.0 million in first priority ship mortgage notes (the “Existing Notes”) due on November 15, 2021 at a fixed rate of 8.125%.

On March 31, 2014, the Company completed a sale of $60.0 million of its first priority ship mortgage notes due in 2021 (the “Additional Notes”, and together with the Existing Notes, the “2021 Notes”). The terms of the Additional Notes are identical to the Existing Notes and were issued at 103.25% plus accrued interest from November 13, 2013.

The 2021 Notes are fully and unconditionally guaranteed on a joint and several basis by all of Navios Acquisition’s subsidiaries with the exception of Navios Acquisition Finance (a co-issuer of the 2021 Notes).

The 2021 Co-Issuers have the option to redeem the 2021 Notes in whole or in part, at any time: (i) before November 15, 2016, at a redemption price equal to 100% of the principal amount, plus a make-whole premium, plus accrued and unpaid interest, if any; and (ii) on or after November 15, 2016, at a fixed price of 106.094% of the principal amount, which price declines ratably until it reaches par in 2019, plus accrued and unpaid interest, if any.

At any time before November 15, 2016, the 2021 Co-Issuers may redeem up to 35% of the aggregate principal amount of the 2021 Notes with the net proceeds of an equity offering at 108.125% of the principal amount of the 2021 Notes, plus accrued and unpaid interest, if any, so long as at least 65% of the aggregate principal amount of the Existing Notes remains outstanding after such redemption.

In addition, upon the occurrence of certain change of control events, the holders of the 2021 Notes will have the right to require the 2021 Co-Issuers to repurchase some or all of the 2021 Notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date.

The 2021 Notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering in transactions with affiliates, merging or consolidating or selling all or substantially all of the 2021 Co-Issuers’ properties and assets and creation or designation of restricted subsidiaries. The 2021 Co-Issuers were in compliance with the covenants as of September 30, 2016.

The Existing Notes and the Additional Notes are treated as a single class for all purposes under the indenture including, without limitation, waivers, amendments, redemptions and other offers to purchase and the Additional Notes rank evenly with the Existing Notes. The Additional Notes and the Existing Notes have the same CUSIP number.

Guarantees

The Company’s 2021 Notes are fully and unconditionally guaranteed on a joint and several basis by all of the Company’s subsidiaries with the exception of Navios Acquisition Finance (a co-issuer of the 2021 notes). The Company’s 2021 Notes are unregistered. The guarantees of our subsidiaries that own mortgaged vessels are senior secured guarantees and the guarantees of our subsidiaries that do not own mortgaged vessels are senior unsecured guarantees. All subsidiaries, including Navios Acquisition Finance, are 100% owned. Navios Acquisition does not have any independent assets or operations. Except as provided above, Navios Acquisition does not have any subsidiaries that are not guarantors of the 2021 Notes.

Credit Facilities

As of September 30, 2016, the Company had secured credit facilities with various banks with a total outstanding balance of $500.5 million. The purpose of the facilities was to finance the construction or acquisition of vessels or refinance existing indebtedness. All of the facilities are denominated in U.S. Dollars and bear interest based on LIBOR plus spread ranging from 250 bps to 320 bps per annum. The facilities are repayable in either semi-annual or quarterly installments, followed by balloon payments with maturities, ranging from October 2016 to October 2022.

Deutsche Bank AG Filiale Deutschlandgeschäft and Skandinaviska Enskilda Banken AB: On January 27, 2016, Navios Acquisition sold the Nave Lucida to an unaffiliated third party for net cash proceeds of $18.4 million. Navios Acquisition prepaid $12.1 million being the respective tranche of the Deutsche Bank AG Filiale Deutschlandgeschäft and Skandinaviska Enskilda Banken AB facility that was drawn to finance the Nave Lucida. Following the prepayment of January 2016, an amount of $0.2 million was written-off from the deferred financing cost. As of September 30, 2016, $101.4 million was outstanding under this facility.

As of September 30, 2016, no amount was available to be drawn from our facilities.

The loan facilities include, among other things, compliance with loan to value ratios and certain financial covenants: (i) minimum liquidity higher of $40.0 million or $1.0 million per vessel; (ii) net worth ranging from $50.0 million to $135.0 million; and (iii) total liabilities divided by total assets, adjusted for market values to be lower than 75%. It is an event of default under the credit facilities if such covenants are not complied with, including the loan to value ratios for which the Company may provide sufficient additional security to prevent such an event.

As of September 30, 2016, the Company was in compliance with the covenants in each of its credit facilities.

Amounts drawn under the facilities are secured by first preferred mortgages on Navios Acquisition’s vessels and other collateral and are guaranteed by each vessel-owning subsidiary. The credit facilities contain a number of restrictive covenants that prohibit or limit Navios Acquisition from, among other things: incurring or guaranteeing indebtedness; entering into affiliate transactions; changing the flag, class, management or ownership of Navios Acquisition’s vessels; changing the commercial and technical management of Navios Acquisition’s vessels; selling Navios Acquisition’s vessels; and subordinating the obligations under each credit facility to any general and administrative costs relating to the vessels, including the fixed daily fee payable under the management agreement. The credit facilities also require Navios Acquisition to comply with the ISM Code and ISPS Code and to maintain valid safety management certificates and documents of compliance at all times.

Off-Balance Sheet Arrangements – Legal Proceedings

Charter hire payments to third parties for chartered-in vessels are treated as operating leases for accounting purposes. As of September 30, 2016, Navios Acquisition was contingently liable to charter-in certain vessels from Navios Midstream. Please see discussion below under “Contractual Obligations”.

The Company is involved in various disputes and arbitration proceedings arising in the ordinary course of business. Provisions have been recognized in the financial statements for all such proceedings where the Company believes that a liability may be probable, and for which the amounts are reasonably estimable, based upon facts known at the date of the financial statements were prepared. In the opinion of the management, the ultimate disposition of these matters individually and in aggregate will not materially affect the Company’s financial position, results of operations or liquidity.

On April 1, 2016, Navios Holdings was named as a defendant in a putative shareholder derivative lawsuit brought by two alleged shareholders of Navios Acquisition purportedly on behalf of nominal defendant, Navios Acquisition, in the United States District Court for the Southern District of New York, captioned Metropolitan Capital Advisors International Ltd., et al. v. Navios Maritime Holdings, Inc. et al., No. 1:16-cv-02437. The lawsuit challenged the March 9, 2016 loan agreement between Navios Holdings and Navios Acquisition pursuant to which Navios Acquisition agreed to provide a $50.0 million Revolver to Navios Holdings.

On April 14, 2016, Navios Holdings and Navios Acquisition announced that the Revolver had been cancelled, and that no borrowings had been made under the Revolver. In June 2016, the parties reached an agreement resolving the plaintiffs’ application for attorneys’ fees and expenses which was approved by an order of the Court. The litigation was dismissed upon notice of the order being provided to Navios Acquisition’s shareholders via the inclusion of the order as an attachment to a Navios Acquisition Form 6-K and the payment of $0.8 million by Navios Acquisition in satisfaction of the plaintiffs’ request for attorneys’ fees and expenses. A copy of the order was provided as an exhibit to Navios Acquisition’s Form 6-K filed with the Securities and Exchange Commission on June 9, 2016.

Contractual Obligations

The following table summarizes our long-term contractual obligations as of September 30, 2016:

	Payments due by period (Unaudited)
(In thousands of U.S. dollars)	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Long-term debt obligations(1)	$75,670	$186,540	$164,351	$743,953	$1,170,514

Total contractual obligations	$75,670	$186,540	$164,351	$743,953	$1,170,514

(1)	The amount identified does not include interest costs associated with the outstanding credit facilities, which are based on LIBOR, plus the costs of complying with any applicable regulatory requirements and a margin ranging from 250 bps to 320 bps per annum or the $670.0 million 2021 Notes which have a fixed rate of 8.125%.

Navios Holdings, Navios Acquisition and Navios Maritime Partners L.P. (“Navios Partners”) have made available to Navios Europe I (in each case, in proportion to their ownership interests in Navios Europe I) revolving loans up to $24.1 million to fund working capital requirements (collectively, the “Navios Revolving Loans I”). As of September 30, 2016, the amount undrawn under the Navios Revolving Loans I was $9.1 million, of which Navios Acquisition is committed to fund $4.3 million. See Note 7 for the Investment in Navios Europe I and the respective ownership interests.

Navios Holdings, Navios Acquisition and Navios Partners have made available to Navios Europe II (in each case, in proportion to their ownership interests in Navios Europe II) revolving loans up to $38.5 million to fund working capital requirements (collectively, the “Navios Revolving Loans II”). As of September 30, 2016, the amount undrawn under the Navios Revolving Loans II was $14.1 million, of which Navios Acquisition is committed to fund $6.7 million. See Note 7 for the Investment in Navios Europe II and the respective ownership interests.

On November 18, 2014, Navios Acquisition entered into backstop agreements with Navios Midstream. In accordance with the terms of the backstop agreements, Navios Acquisition has provided a backstop commitment to charter-in the Shinyo Ocean and the Shinyo Kannika for a two-year period as of their scheduled redelivery at the currently contracted rate if the market charter rate is lower than the currently contracted rate. Further, Navios Acquisition has provided a backstop commitment to charter-in the Nave Celeste for a two-year period as of its scheduled redelivery, at the net time charter-out rate per day (net of commissions) of $35,000 if the market charter rate is lower than the charter-out rate of $35,000. Navios Acquisition has also provided a backstop commitment to charter-in the option vessels, the Nave Galactic and the Nave Quasar for a four-year period as of their scheduled redelivery, at the net time charter-out rate per day (net of commissions) of $35,000 if the market charter rate is lower than the charter-out rate of $35,000. Conversely, if market charter rates are higher during the backstop period, such vessels will be chartered-out to third-party charterers at prevailing market rates and Navios Acquisition’s backstop commitment will not be triggered. The backstop commitment does not include any profit sharing.

On September 19, 2016, Navios Acquisition entered into a $70.0 million secured loan facility with Navios Holdings. Please refer to the relevant discussion below, under “Related Parties Transactions”.

Related Party Transactions

The Navios Holdings Credit Facilities: On September 19, 2016, Navios Acquisition entered into a $70.0 million secured loan facility with Navios Holdings. The loan facility is secured by all of Navios Holdings’ interest in Navios Acquisition and 78.5% of Navios Holdings’ interest in Navios Logistics, representing a majority of the shares outstanding of Navios Logistics. The secured loan facility provided for an arrangement fee of $0.7 million, is available for up to five drawings and has a fixed interest rate of 8.75% with a maturity date of November 15, 2018. As of September 30, 2016, the outstanding receivable balance of $49.5 million, included in the condensed consolidated balance sheets under “Due from related parties, long-term”, consisted of the drawdown of $50.0 million on September 20, 2016 net of the arrangement fee, upon deduction of the applicable expenses for the origination of the loan facility and the accrued interest of $0.1 million. The arrangement fee is deferred and amortized using the effective interest rate method.

In March 2016, Navios Acquisition entered into the $50.0 million Revolver with Navios Holdings, which was available for multiple drawings up to a limit of $50.0 million. The Revolver had a margin of LIBOR plus 300bps and a maturity until December 2018. On April 14, 2016, Navios Acquisition and Navios Holdings announced that the Revolver was terminated. No borrowings had been made under the Revolver. Please refer to “Legal Proceedings” in Note 13.

In 2010, Navios Acquisition entered into a $40.0 million credit facility with Navios Holdings, which matured in December 2015. The facility was available for multiple drawings up to a limit of $40.0 million and had a margin of LIBOR plus 300 basis points. As of its maturity date, December 31, 2015, all amounts drawn had been fully repaid.

Management fees: Pursuant to the Management Agreement dated May 28, 2010 and as amended in May 2012 and May 2014, the Manager provided commercial and technical management services to Navios Acquisition’s vessels for a fixed daily fee of: (a) $6,000 per MR2 product tanker and chemical tanker vessel; (b) $7,000 per LR1 product tanker vessel; and (c) $9,500 per VLCC, through May 2016.

Pursuant to an amendment to the Management Agreement dated as of May 19, 2016, Navios Acquisition fixed the fees for commercial and technical ship management services of the fleet for two additional years from May 29, 2016 following the expiration of the previous fixed fee period, through May 2018, at a daily fee of: (a) $6,350 per MR2 product tanker and chemical tanker vessel; (b) $7,150 per LR1 product tanker vessel; and (c) the current daily fee of $9,500 per VLCC.

Effective March 30, 2012, Navios Acquisition can, upon request to Navios Holdings, partially or fully defer the reimbursement of dry docking and other extraordinary fees and expenses under the Management Agreement to a later date, but not later than January 5, 2016, and if reimbursed on a later date, such amounts would bear interest at a rate of 1% per annum over LIBOR. Commencing as of September 28, 2012, Navios Acquisition can, upon request, reimburse Navios Holdings partially or fully, for any fixed management fees outstanding for a period of not more than nine months under the Management Agreement at a later date, but not later than January 5, 2016, and if reimbursed on a later date, such amounts would bear interest at a rate of 1% per annum over LIBOR.

Dry docking expenses are reimbursed by Navios Acquisition at cost.

Total management fees for each of the three month periods ended September 30, 2016 and 2015 amounted to $25.1 million and $23.1 million, respectively. Total management fees for the nine month periods ended September 30, 2016 and 2015 amounted to $73.6 million and $71.4 million, respectively.

Included in direct vessel expenses is an amount of $0.7 million for the nine month period ended September 30, 2016, that was incurred for specialized work performed in connection with certain vessels of our fleet.

General and administrative expenses: On May 28, 2010, Navios Acquisition entered into an Administrative Services Agreement with Navios Holdings, pursuant to which Navios Holdings provides certain administrative management services to Navios Acquisition which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other services. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. In May 2014, Navios Acquisition extended the duration of its existing Administrative Services Agreement with Navios Holdings, until May 2020.

For the three month periods ended September 30, 2016 and 2015, the expenses arising from administrative services rendered by Navios Holdings amounted to $2.4 million and $1.9 million, respectively. For the nine month periods ended September 30, 2016 and 2015, the administrative services rendered by Navios Holdings amounted to $7.1 million and $5.7 million, respectively.

Balance due from related parties (excluding Navios Europe I, Navios Europe II and Navios Holdings Credit Facility): Balance due from related parties as of September 30, 2016 and December 31, 2015 was $22.3 million and $15.5 million, respectively, and included the short-term and long-term amounts due from Navios Holdings and Navios Midstream. The balances mainly consisted of administrative expenses and special survey and dry docking expenses for certain vessels of our fleet, as well as management fees, in accordance with our Management Agreement.

Omnibus Agreements

Acquisition Omnibus Agreement: Navios Acquisition entered into an omnibus agreement (the “Acquisition Omnibus Agreement”) with Navios Holdings and Navios Partners in connection with the closing of Navios Acquisition’s initial vessel acquisition, pursuant to which, among other things, Navios Holdings and Navios Partners agreed not to acquire, charter-in or own liquid shipment vessels, except for container vessels and vessels that are primarily employed in operations in South America without the consent of an independent committee of Navios Acquisition. In addition, Navios Acquisition, under the Acquisition Omnibus Agreement, agreed to cause its subsidiaries not to acquire, own, operate or charter-in drybulk carriers under specific exceptions. Under the Acquisition Omnibus Agreement, Navios Acquisition and its subsidiaries grant to Navios Holdings and Navios Partners a right of first offer on any proposed sale, transfer or other disposition of any of its drybulk carriers and related charters owned or acquired by Navios Acquisition. Likewise, Navios Holdings and Navios Partners agreed to grant a similar right of first offer to Navios Acquisition for any liquid shipment vessels they might own. These rights of first offer will not apply to a: (a) sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the existing terms of any charter or other agreement with a counterparty; or (b) merger with or into, or sale of substantially all of the assets to, an unaffiliated third party.

Midstream Omnibus Agreement: Navios Acquisition entered into an omnibus agreement (the “Midstream Omnibus Agreement”), with Navios Midstream, Navios Holdings and Navios Partners in connection with the Navios Midstream IPO, pursuant to which Navios Acquisition, Navios Midstream, Navios Holdings, Navios Partners and their controlled affiliates generally have agreed not to acquire or own any VLCCs, crude oil tankers, refined petroleum product tankers, LPG tankers or chemical tankers under time charters of five or more years without the consent of the Navios Midstream General Partner. The Midstream Omnibus Agreement contains significant exceptions that will allow Navios Acquisition, Navios Holdings, Navios Partners or any of their controlled affiliates to compete with Navios Midstream under specified circumstances.

Under the Midstream Omnibus Agreement, Navios Midstream and its subsidiaries will grant to Navios Acquisition a right of first offer on any proposed sale, transfer or other disposition of any of its VLCCs or any crude oil tankers, refined petroleum product tankers, LPG tankers or chemical tankers and related charters owned or acquired by Navios Midstream. Likewise, Navios Acquisition will agree (and will cause its subsidiaries to agree) to grant a similar right of first offer to Navios Midstream for any of the VLCCs, crude oil tankers, refined petroleum product tankers, LPG tankers or chemical tankers under charter for five or more years it might own. These rights of first offer will not apply to a: (a) sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the terms of any charter or other agreement with a charter party; or (b) merger with or into, or sale of substantially all of the assets to, an unaffiliated third-party.

Backstop Agreement: On November 18, 2014, Navios Acquisition entered into backstop agreements with Navios Midstream. In accordance with the terms of the backstop agreements, Navios Acquisition has provided a backstop commitment to charter-in the Shinyo Ocean and the Shinyo Kannika for a two-year period as of their scheduled redelivery at the currently contracted rate if the market charter rate is lower than the currently contracted rate. Further, Navios Acquisition has provided a backstop commitment to charter-in the Nave Celeste for a two-year period as of its scheduled redelivery, at the net time charter-out rate per day (net of commissions) of $35,000 if the market charter rate is lower than the charter-out rate of $35,000. Navios Acquisition has also provided a backstop commitment to charter-in the option vessels, the Nave Galactic and the Nave Quasar for a four-year period as of their scheduled redelivery, at the net time charter-out rate per day (net of commissions) of $35,000 if the market charter rate is lower than the charter-out rate of $35,000. Conversely, if market charter rates are higher during the backstop period, such vessels will be chartered-out to third-party charterers at prevailing market rates and Navios Acquisition’s backstop commitment will not be triggered. The backstop commitment does not include any profit sharing.

Navios Midstream General Partner Option Agreement with Navios Holdings: Navios Acquisition entered into an option agreement, dated November 18, 2014, with Navios Holdings under which Navios Acquisition grants Navios Holdings the option to acquire any or all of the outstanding membership interests in Navios Midstream General Partner and all of the incentive distribution rights in Navios Midstream representing the right to receive an increasing percentage of the quarterly distributions when certain conditions are met. The option shall expire on November 18, 2024. Any such exercise shall relate to not less than twenty-five percent of the option interest and the purchase price for the acquisition of all or part of the option interest shall be an amount equal to its fair market value.

Option Vessels: In connection with the IPO of Navios Midstream, Navios Acquisition granted options to Navios Midstream, exercisable until November 2016, to purchase seven VLCCs (two of which, the Nave Celeste and the C. Dream were sold to Navios Midstream in June 2015 pursuant to such option) from Navios Acquisition at fair market value. On October 25, 2016, Navios Acquisition extended the option periods on three of the five remaining VLCCs, the Nave Buena Suerte, the Nave Neutrino and the Nave Electron, for an additional two-year period expiring on November 18, 2018. The purchase options pursuant to the extended period do not include any backstop commitments from Navios Acquisition.

Balance due from Navios Europe I: Navios Holdings, Navios Acquisition and Navios Partners have made available to Navios Europe I (in each case, in proportion to their ownership interests in Navios Europe I) revolving loans up to $24.1 million to fund working capital requirements. See Note 7 for the Investment in Navios Europe I and the respective ownership interests.

Balance due from Navios Europe I as of September 30, 2016 amounted to $11.8 million (December 31, 2015: $10.3 million) which included the Navios Revolving Loans I of $7.1 million (December 31, 2015: $7.1 million), the non-current amount of $2.0 million (December 31, 2015: $1.4 million) related to the accrued interest income earned under the Navios Term Loans I under the caption “Due from related parties, long-term” and the accrued interest income earned under the Navios Revolving Loans I of $2.6 million (December 31, 2015: $1.7 million) under the caption “Due from related parties, short-term.”

The Navios Revolving Loans I and the Navios Term Loans I earn interest and an annual preferred return, respectively, at 12.7% per annum, on a quarterly compounding basis and are repaid from free cash flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter. There are no covenant requirements or stated maturity dates. As of September 30, 2016, the amount undrawn under the Navios Revolving Loans I was $9.1 million, of which Navios Acquisition was committed to fund $4.3 million.

Balance due from Navios Europe II: Navios Holdings, Navios Acquisition and Navios Partners have made available to Navios Europe II (in each case, in proportion to their ownership interests in Navios Europe II) revolving loans up to $38.5 million to fund working capital requirements. See Note 7 for the Investment in Navios Europe II and respective ownership interests.

Balance due from Navios Europe II as of September 30, 2016 amounted to $15.4 million (December 31, 2015: $8.5 million) which included the Navios Revolving Loans II of $11.6 million (December 31, 2015: $7.3 million), the non-current amount of $1.7 million

(December 31, 2015: $0.6 million), related to the accrued interest income earned under the Navios Term Loans II under the caption “Due from related parties, long-term” and the accrued interest income earned under the Navios Revolving Loans II of $2.1 million (December 31, 2015: $0.6 million), under the caption “Due from related parties, short-term.”

The Navios Revolving Loans II and the Navios Term Loans II earn interest and an annual preferred return, respectively, at 18% per annum, on a quarterly compounding basis and are repaid from free cash flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter. There are no covenant requirements or stated maturity dates. As of September 30, 2016, the amount undrawn under the Navios Revolving Loans II was $14.1 million, of which Navios Acquisition was committed to fund $6.7 million.

Participation in offerings of affiliates: On July 29, 2016, Navios Midstream launched a continuous public offering of its common units for an aggregate offering price of up to $25.0 million. On September 30, 2016, Navios Acquisition entered into a securities purchase agreement with Navios Midstream pursuant to which Navios Acquisition made an investment in Navios Midstream by purchasing 5,655 general partnership interests for an aggregate consideration of $0.1 million, in order to maintain its 2.0% partnership interest in Navios Midstream in light of such continuous public offering.

The Company determined, under the equity method, that the issuance of common units of Navios Midstream qualified as a sale of shares by the investee. As a result, a loss of $0.3 million was recognized in “Equity in net earnings of affiliated companies” for the three and nine month periods ended September 30, 2016.

Quantitative and Qualitative Disclosures about Market Risks

Foreign Exchange Risk

Our functional and reporting currency is the U.S. dollar. We engage in worldwide commerce with a variety of entities. Although our operations may expose us to certain levels of foreign currency risk, our transactions are predominantly U.S. dollar denominated. Transactions in currencies other than U.S. dollars are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized in the statements of income.

Interest Rate Risk

As of September 30, 2016, Navios Acquisition had a total of $1,170.5 million in long-term and short-term indebtedness. Borrowings under our credit facilities bear interest at rates based on a premium over U.S. $ LIBOR except for the interest rate on the Existing Notes and the Additional Notes which is fixed. Therefore, we are exposed to the risk that our interest expense may increase if interest rates rise. For the nine month period ended September 30, 2016, we paid interest on our outstanding debt at a weighted average interest rate of 5.99%. A 1% increase in LIBOR would have increased our interest expense for the nine month period ended September 30, 2016 by $3.9 million.

Concentration of Credit Risk

Financial instruments, which potentially subject us to significant concentrations of credit risk, consist principally of trade accounts receivable. We closely monitor our exposure to customers for credit risk. We have policies in place to ensure that we trade with customers with an appropriate credit history. For the nine month period ended September 30, 2016, Navig8, Shell and Mansel accounted for 34.0%, 19.8% and 14.8% respectively, of Navios Acquisition’s revenue. For the year ended December 31, 2015, Navios Acquisition’s customers representing 10% or more of total revenue were Navig8, Shell and Mansel, which accounted for 35.2%, 13.6% and 10.8% respectively, of Navios Acquisition’s revenue.

Cash and Cash Equivalents

Cash deposits and cash equivalents in excess of amounts covered by government-provided insurance are exposed to loss in the event of non-performance by financial institutions. Navios Acquisition does maintain cash deposits and equivalents in excess of government-provided insurance limits. Navios Acquisition also minimizes exposure to credit risk by dealing with a diversified group of major financial institutions.

Inflation

Inflation has had a minimal impact on vessel operating expenses and general and administrative expenses. Our management does not consider inflation to be a significant risk to expenses in the current and foreseeable economic environment.

Recent Accounting Pronouncements

In November 2016, the FASB issued Accounting Standards Update 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash. This Update addresses the classification and presentation of changes in restricted cash on the statement of cash flows under Topic 230, Statement of Cash Flows. The amendments are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted for all entities. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements.

In August 2016, the FASB issued Accounting Standards Update No. 2016-15, “Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments” (“ASU 2016-15”). This Update addresses eight specific cash flow issues with the objective of reducing the existing diversity in practice. The amendments are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted for all entities. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements.

In March 2016, the FASB issued Accounting Standards Update No. 2016-09, “Compensation - Stock Compensation (Topic 718)” (“ASU 2016-09”). ASU 2016-09 simplifies several aspects of accounting for stock based compensation including the tax consequences, classification of awards as equity or liabilities, forfeitures and classification on the statement of cash flows. The ASU is effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. Early application is permitted. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements and footnotes disclosures.

In February 2016, the FASB issued Accounting Standards Update No. 2016-02, “Leases (Topic 842)” (“ASU 2016-02”). ASU 2016-02 will apply to both types of leases — capital (or finance) leases and operating leases. According to the new Accounting Standard, lessees will be required to recognize assets and liabilities on the balance sheet for the rights and obligations created by all leases with terms of more than 12 months. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application is permitted. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements and footnotes disclosures.

In August 2014, the FASB issued ASU No. 2014-15, “Presentation of Financial Statements-Going Concern (Subtopic 205-40): Disclosure of Uncertainties About an Entity’s Ability to Continue as a Going Concern”. This standard requires management to assess an entity’s ability to continue as a going concern, and to provide related footnote disclosures in certain circumstances. Before this new standard, no accounting guidance existed for management on when and how to assess or disclose going concern uncertainties. The amendments are effective for annual periods ending after December 15, 2016, and interim periods within annual periods beginning after December 15, 2016. Early application is permitted. The adoption of the new standard is not expected to have a material impact on the Company’s results of operations, financial position or cash flows.

In May 2014, the FASB issued ASU 2014-09 “Revenue from Contracts with Customers” clarifying the method used to determine the timing and requirements for revenue recognition on the statements of income. Under the new standard, an entity must identify the performance obligations in a contract, the transaction price and allocate the price to specific performance obligations to recognize the revenue when the obligation is completed. The amendments in this update also require disclosure of sufficient information to allow users to understand the nature, amount, timing and uncertainty of revenue and cash flow arising from contracts. The new accounting guidance was originally effective for interim and annual periods beginning after December 15, 2016. On July 9, 2015, the FASB finalized a one-year deferral of the effective date for the new revenue standard. The standard will be effective for public entities for annual reporting periods beginning after December 15, 2017 and interim periods therein. The Company is currently reviewing the effect of ASU No. 2014-09 on its revenue recognition.

Critical Accounting Policies

Navios Acquisition’s interim consolidated financial statements have been prepared in accordance with US GAAP. The preparation of these financial statements requires Navios Acquisition to make estimates in the application of our accounting policies based on the best assumptions, judgments and opinions of management. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. Other than as described below, all significant accounting policies are as described in Note 2 to the consolidated financial statements included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2015 filed with the Securities and Exchange Commission on March 22, 2016.

Exhibit List

Exhibit No.	Exhibit

10.1	VLCC Option Extension Agreement, dated as of October 25, 2016, by and between Navios Maritime Midstream Partners L.P. and Navios Maritime Acquisition Corporation.

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS AT SEPTEMBER 30, 2016 AND DECEMBER 31, 2015	F-2
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2016 AND 2015	F-3
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2016 AND 2015	F-4
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2016 AND 2015	F-5
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	F-6

NAVIOS MARITIME ACQUISITION CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. Dollars except share data)

	Notes	September 30, 2016 (unaudited)	December 31, 2015 (unaudited)
ASSETS
Current assets
Cash and cash equivalents	3	$43,236	$54,805
Restricted cash	3	5,812	6,840
Accounts receivable, net		15,664	14,202
Due from related parties, short-term	7, 12	20,607	17,837
Prepaid expenses and other current assets		4,191	3,665

Total current assets		89,510	97,349

Vessels, net	4	1,321,143	1,441,635
Vessels held for sale	6	62,072	—
Goodwill	5	1,579	1,579
Other long-term assets		2,410	1,920
Deferred dry dock and special survey costs, net		9,471	10,326
Investment in affiliates	7, 12	198,971	204,808
Due from related parties, long-term	7, 12	78,281	16,474

Total non-current assets		1,673,927	1,676,742

Total assets		$1,763,437	$1,774,091

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable		$4,342	$2,753
Accrued expenses	9	23,730	9,802
Deferred revenue		6,925	7,600
Current portion of long-term debt, net of deferred finance cost	10	74,158	62,643

Total current liabilities		109,155	82,798

Long-term debt, net of current portion, premium and net of deferred finance cost	10	1,080,015	1,134,940
Deferred gain on sale of assets		8,099	8,982

Total non-current liabilities		1,088,114	1,143,922

Total liabilities		$1,197,269	$1,226,720

Commitments and contingencies	13	—	—
Puttable common stock 350,000 and 650,000 shares issued and outstanding with $3,500 and $6,500 redemption amount as of September 30, 2016 and December 31, 2015, respectively	14	3,500	6,500
Stockholders’ equity
Preferred stock, $0.0001 par value; 10,000,000 shares authorized; 1,000 series C shares and 4,000 series A and C shares issued and outstanding as of September 30, 2016 and December 31, 2015, respectively	14	—	—
Common stock, $0.0001 par value; 250,000,000 shares authorized; 150,682,990 and 149,782,990 issued and outstanding as of September 30, 2016 and December 31, 2015, respectively	14	15	15
Additional paid-in capital	14	541,651	540,856
Retained earnings		21,002	—

Total stockholders’ equity		562,668	540,871

Total liabilities and stockholders’ equity		$1,763,437	$1,774,091

See unaudited condensed notes to consolidated financial statements.

NAVIOS MARITIME ACQUISITION CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Expressed in thousands of U.S. dollars- except share and per share data)

	Notes	For the Three Months Ended September 30, 2016 (unaudited)	For the Three Months Ended September 30, 2015 (unaudited)	For the Nine Months Ended September 30, 2016 (unaudited)	For the Nine Months Ended September 30, 2015 (unaudited)
Revenue		$68,069	$77,692	$222,983	$236,711
Time charter and voyage expenses		(1,087)	(1,095)	(3,525)	(3,281)
Direct vessel expenses	12	(741)	(326)	(2,790)	(1,023)
Management fees	12	(25,107)	(23,092)	(73,611)	(71,427)
General and administrative expenses		(3,282)	(3,111)	(12,792)	(10,179)
Depreciation and amortization	4	(14,220)	(13,590)	(43,397)	(43,361)
Gain on sale of vessels	4	—	—	2,282	5,771
Interest income		1,055	489	2,589	1,062
Interest expenses and finance cost	10	(18,983)	(17,887)	(57,021)	(55,202)
Equity in net earnings of affiliated companies	7	3,194	4,817	11,816	11,906
Other expense, net		(81)	(681)	(1,763)	(1,365)
Net income		$8,817	$23,216	$44,771	$69,612
Dividend on Series B preferred shares		—	(19)	—	(73)
Dividend on Series D preferred shares		—	(50)	—	(249)
Dividend declared on restricted shares		(35)	(70)	(105)	(210)
Undistributed income attributable to Series C participating preferred shares		(432)	(1,123)	(2,185)	(3,356)
Net income attributable to common shareholders, basic	16	$8,350	$21,954	$42,481	$65,724
Dividend on Series B preferred shares		—	19	—	73
Dividend on Series D preferred shares		—	50	—	249
Dividend declared on restricted shares		35	70	105	210
Net income attributable to common shareholders, diluted	16	$8,385	$22,093	$42,586	$66,256
Net income per share, basic		$0.06	$0.15	$0.28	$0.44
Weighted average number of shares, basic		149,984,072	150,040,892	149,774,591	150,315,899
Net income per share, diluted		$0.06	$0.14	$0.28	$0.43
Weighted average number of shares, diluted		150,684,077	153,160,110	150,786,684	153,946,808

See unaudited condensed notes to consolidated financial statements.

NAVIOS MARITIME ACQUISITION CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. dollars)

	Notes	For the Nine Months Ended September 30, 2016 (unaudited)	For the Nine Months Ended September 30, 2015 (unaudited)
Operating Activities
Net income		$44,771	$69,612
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	4	43,397	43,361
Amortization and write-off of deferred finance fees and bond premium		2,688	2,705
Amortization of deferred dry dock and special survey costs		2,060	1,023
Stock-based compensation	14	795	1,989
Gain on sale of vessels	4	(2,282)	(5,771)
Equity in earnings of affiliates, net of dividends received		(1,058)	(1,613)
Changes in operating assets and liabilities:
(Increase)/ decrease in prepaid expenses and other current assets		(526)	2,500
Increase in accounts receivable		(1,462)	(1,553)
Increase in due from related parties short-term		(2,770)	(19,442)
Increase in restricted cash		(97)	(36)
(Increase)/ decrease in other long term assets		(490)	210
Increase in accounts payable		1,589	1,221
Increase in accrued expenses		13,928	13,801
Payments for dry dock and special survey costs		(2,350)	(268)
Increase in due from related parties long-term		(6,404)	—
Decrease in due to related parties		—	(17,763)
(Decrease)/ increase in deferred revenue		(1,448)	1,512
Net cash provided by operating activities		$90,341	$91,488
Investing Activities
Acquisition of vessels	4	—	(29,397)
Dividends received from affiliates		5,205	1,588
Net proceeds from sale of vessels		18,449	71,224
Investment in affiliates		(75)	(7,201)
Loans receivable from affiliates		(4,275)	(6,614)
Loan receivable from affiliate, net of issuance fee and costs	12	(49,470)	—
Net cash (used in)/ provided by investing activities		$(30,166)	$29,600
Financing Activities
Loan proceeds, net of deferred finance costs		—	25,954
Loan repayments	10	(46,100)	(73,272)
Dividend paid	8	(23,769)	(32,200)
Payment to related party		—	(11,265)
Decrease in restricted cash		1,125	995
Redemption of Convertible shares and puttable common stock		(3,000)	(4,500)
Acquisition of treasury stock		—	(5,565)
Net cash used in financing activities		$(71,744)	$(99,853)
Net (decrease)/ increase in cash and cash equivalents		(11,569)	21,235
Cash and cash equivalents, beginning of year		54,805	54,493
Cash and cash equivalents, end of period		$43,236	$75,728
Supplemental disclosures of cash flow information
Cash interest paid, net of capitalized interest		$40,691	$39,285
Non-cash investing activities
Capitalized finance fees		$—	$19
Accrued interest on loan to affiliates		$1,778	$843
Deferred gain on sale of assets		$8,099	$8,971
Investment in affiliates received upon sale of vessels		$—	$27,111
Non-cash financing activities
Acquisition of vessels		$—	$(914)
Due to related party		$—	$914
Stock- based compensation		$795	$1,989

See unaudited condensed notes to consolidated financial statements.

NAVIOS MARITIME ACQUISITION CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in thousands of U.S. dollars, except share data)

	Preferred Stock		Common Stock
	Number of Preferred Shares	Amount	Number of Common Shares	Amount	Additional Paid-in Capital	Retained Earnings	Total Stockholders’ Equity
Balance, December 31, 2014 (Revised)	4,540	$—	151,664,942	$15	$557,125	$(66,347)	$490,793
Conversion of preferred stock into puttable common stock	—	—	600,000	—	—	—	—
Redemption of puttable common stock (see Note 14)	—	—	(75,000)	—	—	—	—
Conversion of preferred stock into common stock	(162)	—	64,800	—	—	—	—
Acquisition of treasury stock (see Note 14)	—	—	(1,521,690)	—	(5,565)	—	(5,565)
Stock- based compensation (see Note 14)	—	—	—	—	1,989	—	1,989
Dividend paid/ declared	—	—	—	—	(24,233)	—	(24,233)
Net income	—	—	—	—	—	69,612	69,612

Balance, September 30, 2015 (Revised unaudited)	4,378	$—	150,733,052	$15	$529,316	$3,265	$532,596

Balance, December 31, 2015	4,000	$—	149,782,990	$15	$540,856	$—	$540,871
Redemption of puttable common stock (see Note 14)	—	—	(300,000)	—	—	—	—
Conversion of Series A preferred stock into common stock (see Note 14)	(3,000)	—	1,200,000	—	—	—	—
Stock- based compensation (see Note 14)	—	—	—	—	795	—	795
Dividend paid/ declared (see Note 8)	—	—	—	—	—	(23,769)	(23,769)
Net income	—	—	—	—	—	44,771	44,771

Balance, September 30, 2016 (unaudited)	1,000	$—	150,682,990	$15	$541,651	$21,002	$562,668

See unaudited condensed notes to consolidated financial statements.

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

NOTE 1: DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Navios Maritime Acquisition Corporation (“Navios Acquisition” or the “Company”) (NYSE: NNA) owns a large fleet of modern crude oil, refined petroleum product and chemical tankers providing worldwide marine transportation services. The Company’s strategy is to charter its vessels to international oil companies, refiners and large vessel operators under long, medium and short-term charters. The Company is committed to providing quality transportation services and developing and maintaining long-term relationships with its customers. The operations of Navios Acquisition are managed by a subsidiary of Navios Maritime Holdings Inc. (“Navios Holdings”).

Navios Acquisition was incorporated in the Republic of Marshall Islands on March 14, 2008. On July 1, 2008, Navios Acquisition completed its initial public offering, or its “IPO”. On May 28, 2010, Navios Acquisition consummated the vessel acquisitions which constituted its initial business combination. Following such transaction, Navios Acquisition commenced its operations as an operating company.

On January 6, 2016, Navios Acquisition redeemed, through the holder’s put option, 100,000 shares of the puttable common stock and paid cash of $1,000 to the holder upon redemption.

On March 11, 2016, 1,200,000 shares of common stock were issued as a result of the conversion of 3,000 shares of Series A Convertible Preferred Stock.

On April 1, 2016, Navios Acquisition redeemed, through the holder’s put option, 100,000 shares of the puttable common stock and paid cash of $1,000 to the holder upon redemption.

On July 1, 2016, Navios Acquisition redeemed, through the holder’s put option, 100,000 shares of the puttable common stock and paid cash of $1,000 to the holder upon redemption.

As of September 30, 2016, Navios Holdings had 43.3% of the voting power and 46.3% of the economic interest in Navios Acquisition.

As of September 30, 2016, Navios Acquisition had outstanding: 150,682,990 shares of common stock and 1,000 shares of Series C Convertible Preferred Stock held by Navios Holdings.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation: The accompanying interim condensed consolidated financial statements are unaudited, but, in the opinion of management, reflect all adjustments for a fair statement of Navios Acquisition’s consolidated balance sheets, statement of changes in equity, statements of income and cash flows for the periods presented. The results of operations for the interim periods are not necessarily indicative of results for the full year. The footnotes are condensed as permitted by the requirements for interim financial statements and accordingly, do not include information and disclosures required under accounting principles generally accepted in the United States of America (“U.S. GAAP”) for complete financial statements. All such adjustments are deemed to be of a normal recurring nature. These interim financial statements should be read in conjunction with the Company’s consolidated financial statements and notes included in Navios Acquisition’s 2015 Annual Report filed on Form 20-F with the Securities and Exchange Commission (“SEC”).

Revision of prior period financial statements

The Company has historically accounted for its investment in the common units of Navios Maritime Midstream Partners L.P. (“Navios Midstream”) as available for sale securities, with the change in the market value of those securities recorded in other comprehensive income. The Company has reevaluated its accounting for those interests and concluded that they should be accounted for under the equity method of accounting. Management evaluated the materiality of the error, quantitatively and qualitatively, and determined it was not material to any of our previously issued financial statements. Accordingly, the Company has revised its previously reported results and related disclosures as of and for the three and nine month period ended September 30, 2015 to correct its accounting. The schedule below provides a summary of the impact of the adjustment on the Company’s consolidated financial statements as of and for the nine month period ended September 30, 2015 (amounts in thousands).

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

September 30, 2015
	As previously reported	Correction Adjustment	As Revised
Balance Sheet
Investment in affiliates	185,470	18,641	204,111
Investment in available-for-sale securities	15,534	(15,534)	—
Total non-current assets	1,544,319	3,107	1,547,426
Total assets	1,672,914	3,107	1,676,021
Other comprehensive (loss)	(3,107)	3,107	—
Total stockholders’ equity	529,489	3,107	532,596
Total liabilities and stockholders’ equity	1,672,914	3,107	1,676,021

Statements of Operations/ Statement of Comprehensive Income/ (loss)(1) For the Three Months Ended September 30, 2015 (unaudited)
Unrealized holding (loss) on investments in available-for-sale-securities	(3,740)	3,740	—
Other comprehensive (loss)	(3,740)	3,740	—
Total comprehensive income(1)	19,476	(19,476)	—

Statements of Operations/ Statement of Comprehensive Income(1) For the Nine Months Ended September 30, 2015 (unaudited)
Unrealized holding income on investments in available-for-sale-securities	435	(435)	—
Other comprehensive income	435	(435)	—
Total comprehensive income(1)	70,047	(70,047)	—

(1)	The Company no longer presents “Total Comprehensive Income” consistent with ASC 220-10-15-3(a) because following the correction, it has no other comprehensive income to report.

The revision had an immaterial impact on previously reported amounts of operating, investing or financing cash flows, and had no impact on previously reported amounts of basic or diluted earnings per share. No corrections have been made to previously reported net income or net income attributable to common stockholders because the impacts on these line items were determined to be inconsequential.

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

(b) Principles of consolidation: The accompanying consolidated financial statements include the accounts of Navios Acquisition, a Marshall Islands corporation, and its majority owned subsidiaries. All significant intercompany balances and transactions have been eliminated in the consolidated statements.

The Company also consolidates entities that are determined to be variable interest entities (“VIEs”) as defined in the accounting guidance, if it determines that it is the primary beneficiary. A variable interest entity is defined as a legal entity where either (a) equity interest holders as a group lack the characteristics of a controlling financial interest, including decision making ability and an interest in the entity’s residual risks and rewards, or (b) the equity holders have not provided sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support, or (c) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and substantially all of the entity’s activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights.

(c) Equity method investments: Affiliates are entities over which the Company generally has between 20% and 50% of the voting rights, or over which the Company has significant influence, but it does not exercise control. Investments in these entities are accounted for under the equity method of accounting. Under this method, the Company records an investment in the stock of an affiliate at cost, and adjusts the carrying amount for its share of the earnings or losses of the affiliate subsequent to the date of investment and reports the recognized earnings or losses in income. Dividends received from an affiliate reduce the carrying amount of the investment. The Company recognizes gains and losses in earnings for the issuance of shares by its affiliates, provided that the issuance of such shares qualifies as a sale of such shares. When the Company’s share of losses in an affiliate equals or exceeds its interest in the affiliate, the Company does not recognize further losses, unless the Company has incurred obligations or made payments on behalf of the affiliate.

Navios Acquisition evaluates its equity method investments, for other than temporary impairment, on a quarterly basis. Consideration is given to (1) the length of time and the extent to which the fair value has been less than the carrying value, (2) the financial condition and near-term prospects and (3) the intent and ability of the Company to retain its investments for a period of time sufficient to allow for any anticipated recovery in fair value.

(d) Subsidiaries: Subsidiaries are those entities in which the Company has an interest of more than one half of the voting rights and/or otherwise has power to govern the financial and operating policies. The acquisition method of accounting is used to account for the acquisition of subsidiaries if deemed to be a business combination. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition. The excess of the cost of acquisition over the fair value of the net assets acquired and liabilities assumed is recorded as goodwill.

As of September 30, 2016, and 2015 the entities included in these consolidated financial statements were:

Navios Maritime Acquisition Corporation and Subsidiaries:	Nature	Country of Incorporation	2016	2015
Company Name
Aegean Sea Maritime Holdings Inc.	Sub-Holding Company	Marshall Is.	1/1 - 9/30	1/1 - 9/30
Amorgos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 9/30	1/1 - 9/30
Andros Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 9/30	1/1 - 9/30
Antikithira Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 9/30	1/1 - 9/30
Antiparos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 9/30	1/1 - 9/30
Amindra Navigation Co.	Sub-Holding Company	Marshall Is.	1/1 - 9/30	1/1 - 9/30
Crete Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 9/30	1/1 - 9/30
Folegandros Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 9/30	1/1 - 9/30
Ikaria Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 9/30	1/1 - 9/30
Ios Shipping Corporation	Vessel-Owning Company	Cayman Is.	1/1 - 9/30	1/1 - 9/30
Kithira Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 9/30	1/1 - 9/30
Kos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 9/30	1/1 - 9/30
Mytilene Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 9/30	1/1 - 9/30
Navios Maritime Acquisition Corporation	Holding Company	Marshall Is.	1/1 - 9/30	1/1 - 9/30
Navios Acquisition Finance (U.S.) Inc.	Co-Issuer	Delaware	1/1 - 9/30	1/1 - 9/30
Rhodes Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 9/30	1/1 - 9/30
Serifos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 9/30	1/1 - 9/30
Shinyo Dream Limited	Vessel-Owning Company(3)	Hong Kong	—	1/1 - 6/17

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

Shinyo Loyalty Limited	Vessel-Owning Company(1)	Hong Kong	1/1 - 9/30	1/1 - 9/30
Shinyo Navigator Limited	Vessel-Owning Company(2)	Hong Kong	1/1 - 9/30	1/1 - 9/30
Sifnos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 9/30	1/1 - 9/30
Skiathos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 9/30	1/1 - 9/30
Skopelos Shipping Corporation	Vessel-Owning Company	Cayman Is.	1/1 - 9/30	1/1 - 9/30
Syros Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 9/30	1/1 - 9/30
Thera Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 9/30	1/1 - 9/30
Tinos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 9/30	1/1 - 9/30
Oinousses Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 9/30	1/1 - 9/30
Psara Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 9/30	1/1 - 9/30
Antipsara Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 9/30	1/1 - 9/30
Samothrace Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 9/30	1/1 - 9/30
Thasos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 9/30	1/1 - 9/30
Limnos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 9/30	1/1 - 9/30
Skyros Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 9/30	1/1 - 9/30
Alonnisos Shipping Corporation	Vessel-Owning Company(4)	Marshall Is.	1/1 - 9/30	1/1 - 9/30
Makronisos Shipping Corporation	Vessel-Owning Company(4)	Marshall Is.	1/1 - 9/30	1/1 - 9/30
Iraklia Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 9/30	1/1 - 9/30
Paxos Shipping Corporation	Vessel-Owning Company(5)	Marshall Is.	1/1 - 9/30	1/1 - 9/30
Antipaxos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 9/30	1/1 - 9/30
Donoussa Shipping Corporation	Vessel-Owning Company(6)	Marshall Is.	1/1 - 9/30	1/1 - 9/30
Schinousa Shipping Corporation	Vessel-Owning Company(7)	Marshall Is.	1/1 - 9/30	1/1 - 9/30
Navios Acquisition Europe Finance Inc	Sub-Holding Company	Marshall Is.	1/1 - 9/30	1/1 - 9/30
Sikinos Shipping Corporation	Vessel-Owning Company(3)	Marshall Is.	—	1/1 - 6/17
Kerkyra Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 9/30	1/1 - 9/30
Lefkada Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 9/30	1/1 - 9/30
Zakynthos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 9/30	1/1 - 9/30
Leros Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 9/30	1/1 - 9/30
Kimolos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 9/30	1/1 - 9/30
Samos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 9/30	1/1 - 9/30
Tilos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 9/30	—
Delos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 9/30	—
Navios Maritime Midstream Partners GP LLC	Holding Company	Marshall Is.	1/1 - 9/30	1/1 - 9/30

(1)	Former vessel-owner of the Shinyo Splendor which was sold to an unaffiliated third party on May 6, 2014.
(2)	Former vessel-owner of the Shinyo Navigator which was sold to an unaffiliated third party on December 6, 2013.
(3)	Navios Midstream acquired all of the outstanding shares of capital stock of the vessel-owning subsidiary in June 2015.
(4)	Each company had the rights over a shipbuilding contract of an MR2 product tanker vessel. In February 2015, these shipbuilding contracts were terminated, with no exposure to Navios Acquisition, due to the shipyard’s inability to issue a refund guarantee.
(5)	Former vessel-owner of the Nave Lucida which was sold to an unaffiliated third party on January 27, 2016.
(6)	Vessel has been classified as held for sale and was sold to unaffiliated third party on October 4, 2016
(7)	Vessel has been classified as held for sale and was sold to an unaffiliated third party on November 15, 2016.

(e) Use of estimates: The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an on-going basis, management evaluates the estimates and judgments, including those related to uncompleted voyages, future dry dock dates, the carrying value of investments in affiliates, the selection of useful lives for tangible assets and scrap value, expected future cash flows from long-lived assets to support impairment tests, provisions necessary for accounts receivable, provisions for legal disputes and contingencies. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates under different assumptions and/or conditions.

(f) Vessels, net: Vessels are stated at historical cost, which consists of the contract price, delivery and acquisition expenses and capitalized interest costs while under construction. Vessels acquired in an asset acquisition or in a business combination are recorded at fair value. Subsequent expenditures for major improvements and upgrading are capitalized, provided they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Expenditures for routine maintenance and repairs are expensed as incurred.

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

Depreciation is computed using the straight line method over the useful life of the vessels, after considering the estimated residual value. Management estimates the residual values of our tanker vessels based on a scrap value of $360 per lightweight ton, as we believe these levels are common in the shipping industry. Residual values are periodically reviewed and revised to recognize changes in conditions, new regulations or other reasons. Revisions of residual values affect the depreciable amount of the vessels and affect depreciation expense in the period of the revision and future periods.

Management estimates the useful life of our vessels to be 25 years from the vessel’s original construction. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is re-estimated to end at the date such regulations become effective.

(g) Vessels held for sale: Vessels are classified as “Vessels held for sale” when all of the following criteria are met: management has committed to a plan to sell the vessel; the vessel is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of vessels; an active program to locate a buyer and other actions required to complete the plan to sell the vessel have been initiated; the sale of the vessel is probable and transfer of the vessel is expected to qualify for recognition as a completed sale within one year; the asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Vessels classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These vessels are not depreciated once they meet the criteria to be held for sale.

(h) Impairment of long-lived asset group: Vessels, other fixed assets and other long-lived assets held and used by Navios Acquisition are reviewed periodically for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular asset may not be fully recoverable. Navios Acquisition’s management evaluates the carrying amounts and periods over which long-lived assets are depreciated to determine if events or changes in circumstances have occurred that would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, certain indicators of potential impairment are reviewed such as, undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions.

Undiscounted projected net operating cash flows are determined for each asset group (consisting of the individual vessel and the intangible with respect to the time charter agreement to that vessel) and compared to the vessel carrying value and related carrying value of the intangible with respect to the time charter agreement attached to that vessel or the carrying value of deposits for new buildings, if any. Within the shipping industry, vessels are often bought and sold with a charter attached. The value of the charter may be favorable or unfavorable when comparing the charter rate to the then current market rates. The loss recognized either on impairment (or on disposition) will reflect the excess of carrying value over fair value (selling price) for the vessel individual asset group.

(i) Revenue Recognition: Revenue is recorded when services are rendered, under a signed charter agreement or other evidence of an arrangement, the price is fixed or determinable, and collection is reasonably assured. Revenue is generated from the voyage charter and the time charter of vessels.

Voyage revenues for the transportation of cargo are recognized ratably over the estimated relative transit time of each voyage. A voyage is deemed to commence when a vessel is available for loading and is deemed to end upon the completion of the discharge of the current cargo. Estimated losses on voyages are provided for in full at the time such losses become evident. Under a voyage charter, a vessel is provided for the transportation of specific goods between specific ports in return for payment of an agreed upon freight per ton of cargo.

Revenues from time chartering of vessels are accounted for as operating leases and are thus recognized on a straight-line basis as the average revenue over the rental periods of such charter agreements, as service is performed. A time charter involves placing a vessel at the charterers’ disposal for a period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Under time charters, operating costs such as for crews, maintenance and insurance are typically paid by the owner of the vessel.

Profit sharing revenues are calculated at an agreed percentage of the excess of the charterer’s average daily income (calculated on a quarterly or half-yearly basis) over an agreed amount and accounted for on an accrual basis based on provisional amounts and for those contracts that provisional accruals cannot be made due to the nature of the profit share elements, these are accounted for on the actual cash settlement.

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

Revenues are recorded net of address commissions. Address commissions represent a discount provided directly to the charterers based on a fixed percentage of the agreed upon charter or freight rate. Since address commissions represent a discount (sales incentive) on services rendered by the Company and no identifiable benefit is received in exchange for the consideration provided to the charterer, these commissions are presented as a reduction of revenue.

Pooling arrangements: For vessels operating in pooling arrangements, the Company earns a portion of total revenues generated by the pool, net of expenses incurred by the pool. The amount allocated to each pool participant vessel, including the Company’s vessels, is determined in accordance with an agreed-upon formula, which is determined by points awarded to each vessel in the pool based on the vessel’s age, design and other performance characteristics. Revenue under pooling arrangements is accounted for on the accrual basis and is recognized when an agreement with the pool exists, price is fixed, service is provided and the collectability is reasonably assured.

The allocation of such net revenue may be subject to future adjustments by the pool however, such changes are not expected to be material.

Recent Accounting Pronouncements

In November 2016, the FASB issued Accounting Standards Update 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash. This Update addresses the classification and presentation of changes in restricted cash on the statement of cash flows under Topic 230, Statement of Cash Flows. The amendments are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted for all entities. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements.

In August 2016, the FASB issued Accounting Standards Update No. 2016-15, “Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments” (“ASU 2016-15”). This Update addresses eight specific cash flow issues with the objective of reducing the existing diversity in practice. The amendments are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted for all entities. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements.

In March 2016, the FASB issued Accounting Standards Update No. 2016-09, “Compensation - Stock Compensation (Topic 718)” (“ASU 2016-09”). ASU 2016-09 simplifies several aspects of accounting for stock based compensation including the tax consequences, classification of awards as equity or liabilities, forfeitures and classification on the statement of cash flows. The ASU is effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. Early application is permitted. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements and footnotes disclosures.

In February 2016, the FASB issued Accounting Standards Update No. 2016-02, “Leases (Topic 842)” (“ASU 2016-02”). ASU 2016-02 will apply to both types of leases — capital (or finance) leases and operating leases. According to the new Accounting Standard, lessees will be required to recognize assets and liabilities on the balance sheet for the rights and obligations created by all leases with terms of more than 12 months. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application is permitted. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements and footnotes disclosures.

In August 2014, the FASB issued ASU No. 2014-15, “Presentation of Financial Statements-Going Concern (Subtopic 205-40): Disclosure of Uncertainties About an Entity’s Ability to Continue as a Going Concern”. This standard requires management to assess an entity’s ability to continue as a going concern, and to provide related footnote disclosures in certain circumstances. Before this new standard, no accounting guidance existed for management on when and how to assess or disclose going concern uncertainties. The amendments are effective for annual periods ending after December 15, 2016, and interim periods within annual periods beginning after December 15, 2016. Early application is permitted. The adoption of the new standard is not expected to have a material impact on the Company’s results of operations, financial position or cash flows.

In May 2014, the FASB issued ASU 2014-09 “Revenue from Contracts with Customers” clarifying the method used to determine the timing and requirements for revenue recognition on the statements of income. Under the new standard, an entity must identify the performance obligations in a contract, the transaction price and allocate the price to specific performance obligations to recognize the revenue when the obligation is completed. The amendments in this update also require disclosure of sufficient information to allow users to understand the nature, amount, timing and uncertainty of revenue and cash flow arising from contracts. The new accounting guidance was originally effective for interim and annual periods beginning after December 15, 2016. On July 9, 2015, the FASB finalized a one-year deferral of the effective date for the new revenue standard. The standard will be effective for public entities for annual reporting periods beginning after December 15, 2017 and interim periods therein. The Company is currently reviewing the effect of ASU No. 2014-09 on its revenue recognition.

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

NOTE 3: CASH AND CASH EQUIVALENTS

Cash and cash equivalents consisted of the following:

	September 30, 2016	December 31, 2015
Cash on hand and at banks	$30,428	$51,831
Short-term deposits	12,808	2,974

Total cash and cash equivalents	$43,236	$54,805

Short-term deposits relate to time deposit accounts held in banks for general purposes.

Cash deposits and cash equivalents in excess of amounts covered by government-provided insurance are exposed to loss in the event of non-performance by financial institutions. The Company does maintain cash deposits and equivalents in excess of government-provided insurance limits. The Company also minimizes exposure to credit risk by dealing with a diversified group of major financial institutions.

Restricted cash consists of an amount of $5,812 and $6,840 as of September 30, 2016 and as of December 31, 2015, respectively, which are held in retention accounts in order to service debt and interest payments, as required by certain of Navios Acquisition’s credit facilities.

NOTE 4: VESSELS, NET

Vessels	Cost	Accumulated Depreciation	Net Book Value
Balance at January 1, 2015	$1,487,606	$(111,675)	$1,375,931
Additions	207,000	(57,164)	149,836
Disposals	(104,274)	20,142	(84,132)

Balance at December 31, 2015	$1,590,332	$(148,697)	$1,441,635
Additions	—	(43,397)	(43,397)
Disposals	(16,817)	1,794	(15,023)
Transferred to “Vessels held for sale” (Note 6)	(68,502)	6,430	(62,072)

Balance at September 30, 2016	$1,505,013	$(183,870)	$1,321,143

On January 27, 2016, Navios Acquisition sold the Nave Lucida to an unaffiliated third party for net cash proceeds of $18,449. The gain on sale of the vessel was $2,282.

On June 18, 2015, Navios Midstream exercised its option to acquire the shares of the vessel-owning subsidiaries of the Nave Celeste and the C. Dream from Navios Acquisition for a sale price of $100,000. The sale price consisted of $73,000 cash consideration and the issuance of 1,592,920 Subordinated Series A Units to Navios Acquisition. The gain on sale of vessels amounted to $5,771.

On February 11, 2015, Navios Acquisition took delivery of the Nave Velocity, a newbuilding, 49,999 dwt, MR2 product tanker, from an unaffiliated third party for a total cost of $39,233.

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

On January 8, 2015, Navios Acquisition took delivery of the Nave Sextans, a newbuilding, 49,999 dwt, MR2 product tanker, from an unaffiliated third party for a total cost of $33,373.

For the nine month periods ended September 30, 2016 and 2015, capitalized interest amounted to $0 and $104, respectively. For each of the three month periods ended September 30, 2016 and 2015, capitalized interest amounted to $0.

NOTE 5: GOODWILL

Goodwill as of September 30, 2016 and December 31, 2015 consisted of the following:

Balance January 1, 2015	$1,579

Balance December 31, 2015	1,579

Balance September 30, 2016	$1,579

NOTE 6: VESSELS HELD FOR SALE

During April 2016, Navios Acquisition entered into two separate Memoranda of Agreement (“MOA”) with an unaffiliated third party, for the disposal of the Nave Constellation, a 2013-built chemical tanker of 45,281 dwt, and the Nave Universe, a 2013-built chemical tanker of 45,513 dwt, for an aggregate sale price of $74,600. Both vessels are subject to an existing time charter and management committed to a plan to sell the vessels within the next twelve months. As of June 30, 2016, the vessels were classified as held for sale as the relevant criteria for the classification were met and, therefore, they are presented in the condensed consolidated balance sheets as held for sale. The sale of the vessels is expected to result in a gain and therefore, the vessels are reflected at their carrying value of $62,072. Proceeds from the sale of the vessels will be used to fully repay the outstanding amount of the HSH Nordbank AG credit facility (See Note 10).

NOTE 7: INVESTMENT IN AFFILIATES

Navios Europe I

On October 9, 2013, Navios Holdings, Navios Acquisition and Navios Maritime Partners L.P. (“Navios Partners”) established Navios Europe Inc. (“Navios Europe I”) and have ownership interests of 47.5%, 47.5% and 5.0%, respectively. On December 18, 2013, Navios Europe I acquired ten vessels for an aggregate consideration consisting of: (i) cash which was funded with the proceeds of senior loan facility (the “Senior Loan I”) and loans aggregating $10,000 from Navios Holdings, Navios Acquisition and Navios Partners (in each case, in proportion to their ownership interests in Navios Europe I) (collectively, the “Navios Term Loans I”); and (ii) the assumption of a junior participating loan facility (the “Junior Loan I”). In addition to the Navios Term Loans I, Navios Holdings, Navios Acquisition and Navios Partners will also make available to Navios Europe I (in each case, in proportion to their ownership interests in Navios Europe I) revolving loans up to $24,100 to fund working capital requirements (collectively, the “Navios Revolving Loans I”).

On an ongoing basis, Navios Europe I is required to distribute cash flows (after payment of operating expenses, amounts due pursuant to the terms of the Senior Loan I and repayments of the Navios Revolving Loans I) according to a defined waterfall calculation as follows:

•	First, Navios Holdings, Navios Acquisition and Navios Partners will each earn a 12.7% preferred distribution on the Navios Term Loans I and the Navios Revolving Loans I; and

•	Second, any remaining cash is then distributed on an 80%/20% basis, respectively, between (i) the Junior Loan I holder and (ii) the holders of the Navios Term Loans I.

The Navios Term Loan I will be repaid from the future sale of vessels owned by Navios Europe I and is deemed to be the initial investment by Navios Acquisition. Navios Acquisition evaluated its investment in Navios Europe I under ASC 810 and concluded that Navios Europe I is a “VIE” and that the Company is not the party most closely associated with Navios Europe I and, accordingly, is not the primary beneficiary of Navios Europe I based on the following:

•	the power to direct the activities that most significantly impact the economic performance of Navios Europe I are shared jointly between: (i) Navios Holdings, Navios Acquisition and Navios Partners; and (ii) and the Junior Loan I holder; and

•	while Navios Europe I’s residual is shared on an 80%/20% basis, respectively, between (i) the Junior Loan I holder and (ii) Navios Holdings, Navios Acquisition and Navios Partners, the Junior Loan I holder is exposed to a substantial portion of Navios Europe I’s risks and rewards.

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

Navios Acquisition further evaluated its investment in the common stock of Navios Europe I under ASC 323 and concluded that it has the ability to exercise significant influence over the operating and financial policies of Navios Europe I and, therefore, its investment in Navios Europe I is accounted for under the equity method.

The fleet of Navios Europe I is managed by subsidiaries of Navios Holdings.

As of September 30, 2016 and December 31, 2015, the estimated maximum potential loss by Navios Acquisition in Navios Europe I would have been $17,648 and $15,764, respectively, which represents the Company’s carrying value of its investment of $5,884 (December 31, 2015: $5,498) the Company’s portion of the carrying balance of the Navios Revolving Loans I including accrued interest on the Navios Term Loans I of $9,136 (December 31, 2015: $8,523), which is included under “Due from related parties, long-term” and the accrued interest income on the Navios Revolving Loans I in the amount of $2,628 (December 31, 2015: $1,743) which is included under “Due from related parties, short-term”. Refer to Note 12 for the terms of the Navios Revolving Loans I.

Income recognized for the three month period ended September 30, 2016 was $119 (September 30, 2015: $221). Income recognized for the nine month period ended September 30, 2016 was $387 (September 30, 2015: $430).

Accounting for basis difference

The initial investment in Navios Europe I recorded under the equity method of $4,750, at the inception included the Company’s share of the basis difference between the fair value and the underlying book value of the assets of Navios Europe I, which amounted to $6,763. This difference is amortized through “Equity in net earnings of affiliated companies” over the remaining life of Navios Europe I. As of September 30, 2016 and December 31, 2015, the unamortized difference between the carrying amount of the investment in Navios Europe I and the amount of the Company’s underlying equity in net assets of Navios Europe I was $4,879, and $5,386, respectively.

Navios Europe II

On February 18, 2015, Navios Holdings, Navios Acquisition and Navios Partners established Navios Europe (II) Inc. (“Navios Europe II”) and have ownership interests of 47.5%, 47.5% and 5.0%, respectively. From June 8, 2015 through December 31, 2015, Navios Europe II acquired fourteen vessels for: (i) cash consideration of $145,550 (which was funded with the proceeds of $131,550 of senior loan facilities (the “Senior Loans II”) and loans aggregating $14,000 from Navios Holdings, Navios Acquisition and Navios Partners (in each case, in proportion to their ownership interests in Navios Europe II) (collectively, the “Navios Term Loans II”); and (ii) the assumption of a junior participating loan facility (the “Junior Loan II”). In addition to the Navios Term Loans II, Navios Holdings, Navios Acquisition and Navios Partners will also make available to Navios Europe II (in each case, in proportion to their ownership interests in Navios Europe II) revolving loans up to $38,500 to fund working capital requirements (collectively, the “Navios Revolving Loans II”).

On an ongoing basis, Navios Europe II is required to distribute cash flows (after payment of operating expenses, amounts due pursuant to the terms of the Senior Loans and repayments of the Navios Revolving Loans II) according to a defined waterfall calculation as follows:

•	First, Navios Holdings, Navios Acquisition and Navios Partners will each earn a 18.0% preferred distribution on the Navios Term Loans II and the Navios Revolving Loans II; and

•	Second, any remaining cash is then distributed on an 80%/20% basis, respectively, between (i) the Junior Loan II holder and (ii) the holders of the Navios Term Loans II.

The Navios Term Loan II will be repaid from the future sale of vessels owned by Navios Europe II and is deemed to be the initial investment by Navios Acquisition. Navios Acquisition evaluated its investment in Navios Europe II under ASC 810 and concluded that Navios Europe II is a “VIE” and that the Company is not the party most closely associated with Navios Europe II and, accordingly, is not the primary beneficiary of Navios Europe II based on the following:

•	the power to direct the activities that most significantly impact the economic performance of Navios Europe II are shared jointly between: (i) Navios Holdings, Navios Acquisition and Navios Partners; and (ii) the Junior Loan holder II; and

•	while Navios Europe II’s residual is shared on an 80%/20% basis, respectively, between: (i) the Junior Loan holder II; and (ii) Navios Holdings, Navios Acquisition and Navios Partners, the Junior Loan II holder is exposed to a substantial portion of Navios Europe II’s risks and rewards.

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

Navios Acquisition further evaluated its investment in the common stock of Navios Europe II under ASC 323 and concluded that it has the ability to exercise significant influence over the operating and financial policies of Navios Europe II and, therefore, its investment in Navios Europe II is accounted for under the equity method.

The fleet of Navios Europe II is managed by subsidiaries of Navios Holdings.

As of September 30, 2016, the estimated maximum potential loss by Navios Acquisition in Navios Europe II would have been $21,580 (December 31, 2015: $15,867), which represents the Company’s carrying value of the investment of $6,200 (December 31, 2015: $7,342), the Company’s balance of the Navios Revolving Loans II including accrued interest on the Navios Term Loans II of $13,270 (December 31, 2015: $7,952), which is included under “Due from related parties, long-term”, and the accrued interest income on the Navios Revolving Loans II in the amount of $2,110 (December 31, 2015: $573), which is included under “Due from related parties, short-term”. Refer to Note 12 for the terms of the Navios Revolving Loans II.

Loss recognized for the three month period ended September 30, 2016 was $472. Loss recognized for the nine month period ended September 30, 2016 was $1,142. Income recognized for the three and nine month periods ended September 30, 2015 was $239.

Accounting for basis difference

The initial investment in Navios Europe II recorded under the equity method of $6,650, at the inception included the Company’s share of the basis difference between the fair value and the underlying book value of the assets of Navios Europe II, which amounted to $9,419. This difference is amortized through “Equity in net earnings of affiliated companies” over the remaining life of Navios Europe II. As of September 30, 2016, and December 31, 2015 the unamortized difference between the carrying amount of the investment in Navios Europe II and the amount of the Company’s underlying equity in net assets of Navios Europe II was $8,189 and $8,895, respectively.

Navios Midstream (Revised)

On October 13, 2014, the Company formed in the Marshall Islands a wholly-owned subsidiary, Navios Midstream. The purpose of Navios Midstream is to own, operate and acquire crude oil tankers, refined petroleum product tankers, chemical tankers and liquefied petroleum gas tankers under long-term employment contracts.

On the same day, the Company formed in the Marshall Islands a limited liability company, Navios Maritime Midstream Partners GP LLC (the “Navios Midstream General Partner”) a wholly-owned subsidiary to act as the general partner of Navios Midstream.

Navios Midstream completed an IPO of its units on November 18, 2014 and is listed on the NYSE under the symbol “NAP.”

In connection with the IPO of Navios Midstream in November 2014, Navios Acquisition sold all of the outstanding shares of capital stock of four of Navios Acquisition’s vessel-owning subsidiaries (Shinyo Ocean Limited, Shinyo Kannika Limited, Shinyo Kieran Limited and Shinyo Saowalak Limited) in exchange for: (i) all of the estimated net cash proceeds from the IPO amounting to $110,403; (ii) $104,451 of the $126,000 borrowings under Navios Midstream’s new credit facility; (iii) 9,342,692 subordinated units and 1,242,692 common units; and (iv) 381,334 general partner units, representing a 2.0% general partner interest in Navios Midstream, and all of the incentive distribution rights in Navios Midstream to the Navios Midstream General Partner.

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

The Company evaluated its investment in Navios Midstream under ASC 810 and concluded that Navios Midstream is not a “VIE”.

The Company further evaluated the power to control the board of directors of Navios Midstream under the voting interest model. As of the IPO date, Navios Acquisition, as the general partner, delegated all its powers to the board of directors of Navios Midstream and does not have the right to remove or replace the elected directors from the board of directors. Elected directors were appointed by the general partner, but as of the IPO date are deemed to be elected directors. The elected directors represent the majority of the board of directors of Midstream and therefore, the Company concluded that it does not hold a controlling financial interest in Navios Midstream but concluded that it does maintain significant influence and deconsolidated the vessels sold as of the IPO date.

Following the deconsolidation of Navios Midstream, the Company accounts for all of its interest in the general partner and in each of the common and subordinated units under the equity method of accounting.

In connection with the sale of Nave Celeste and the C. Dream to Navios Midstream in June 2015, Navios Acquisition received 1,592,920 Subordinated Series A Units of Navios Midstream, as part of the sales price. In conjunction with the transaction, Navios Midstream also issued 32,509 general partner units to the General Partner for $551, in order for the General Partner to maintain its 2.0% general partnership interest. The Company analyzed its investment in the subordinated Series A units and concluded that this is to be accounted for under the equity method on the basis that the Company has significant influence over Navios Midstream. The Company’s investment in the subordinated Series A units was fair valued at $17.02 per unit, in total $27,111 on the date of the sale of the vessels to Navios Midstream.

On July 29, 2016, Navios Midstream launched a continuous public offering of its common units for an aggregate offering of up to $25,000.

On September 30, 2016, Navios Acquisition entered into a securities purchase agreement with Navios Midstream pursuant to which Navios Acquisition made an investment in Navios Midstream by purchasing 5,655 general partnership interests for an aggregate consideration of $75, in order to maintain its 2.0% partnership interest in Navios Midstream in light of such continuous public offering.

The Company determined, under the equity method, that the issuance of common units of Navios Midstream qualified as a sale of shares by the investee. As a result, a loss of $254 was recognized in “Equity in net earnings of affiliated companies” for the three and nine month periods ended September 30, 2016.

Following the above transactions, as of September 30, 2016 the Company owned a 2.0% general partner interest in Navios Midstream through the Navios Midstream General Partner and a 58.06% limited partnership interest through the ownership of subordinated units (44.54%), the subordinated series A units (7.59%) and through common units (5.92%), based on all of the outstanding common, subordinated and general partner units.

As of September 30, 2016 and December 31, 2015, the carrying amount of the investment in Navios Midstream was $186,887 and $191,968, respectively.

Accounting for basis difference

The initial investment in Navios Midstream following the completion of the IPO recorded under the equity method of $183,141, as of the deconsolidation date included the Company’s share of the basis difference between the fair value and the underlying book value of Navios Midstream’s assets, which amounted to $20,169. Of this difference, an amount of $(332) was allocated on the intangibles assets and $20,501 was allocated on the tangible assets. This difference is amortized through “Equity in net earnings of affiliated companies” over the remaining life of Navios Midstream’s tangible and intangible assets.

In connection with the sale of the Nave Celeste and the C. Dream, the Company recognized its incremental investment upon the receipt of the Subordinated series A units in Navios Midstream, which amounted to $27,665 under “Investment in affiliates”. The investment was recognized at fair value at $17.02 per unit. The incremental investment included the Company’s share of the basis difference between the fair value and the underlying book value of Navios Midstream’s assets at the transaction date, which amounted to $2,554. Of this difference an amount of $(72) was allocated to the intangible assets and $2,626 was allocated to the tangible assets. This difference is amortized through “Equity in net earnings of affiliated companies” over the remaining life of Navios Midstream’s tangible and intangible assets.

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

As of September 30, 2016 and December 31, 2015, the unamortized difference between the carrying amount of the investment in Navios Midstream and the amount of the Company’s underlying equity in net assets of Navios Midstream was $21,506 and $22,120, respectively. This difference is amortized through “Equity in net earnings of affiliated companies” over the remaining life of Navios Midstream’s tangible and intangible assets.

For the three month periods ended September 30, 2016 and 2015, total income from Navios Midstream recognized in “Equity in net earnings of affiliated companies” was $2,969 and $3,898, respectively. For the nine month periods ended September 30, 2016 and 2015, total income from the Navios Midstream recognized in “Equity in net earnings of affiliated companies” was $10,915 and $10,393, respectively.

Dividends received during the three month period ended September 30, 2016 were $5,320 ($5,194 for the three month period ended September 30, 2015). Dividends received during the nine month period ended September 30, 2016 were $15,960 ($11,882 for the nine month period ended September 30, 2015).

Summarized financial information of the affiliated companies is presented below:

	September 30, 2016			December 31, 2015
Balance Sheet	Navios Midstream	Navios Europe I	Navios Europe II	Navios Midstream	Navios Europe I	Navios Europe II
Cash and cash equivalents, including restricted cash	$49,228	$10,161	$16,851	$37,834	$11,839	$17,366
Current assets	$56,412	$15,015	$19,350	$45,860	$14,782	$22,539
Non-current assets	$421,852	$172,361	$236,241	$434,708	$179,023	$245,154
Current liabilities	$6,218	$16,862	$20,468	$4,078	$15,377	$16,897
Long-term debt including current portion, net of deferred finance cost and discount	$197,336	$88,695	$121,726	$197,819	$96,580	$129,185
Financial liabilities at fair value*	$—	$70,898	$14,550	$—	$68,535	$23,568
Non-current liabilities	$196,678	$178,256	$168,216	$197,176	$182,537	$173,543

(*)	representing the fair value of Junior Loan I and Junior Loan II, respectively.

	Three Month Period Ended September 30, 2016			Three Month Period Ended September 30, 2015
Income Statement	Navios Midstream	Navios Europe I	Navios Europe II	Navios Midstream	Navios Europe I	Navios Europe II
Revenue	$22,209	$9,946	$7,617	$22,473	$11,051	$9,387
Net (loss)/income before non-cash change in fair value of Junior Loan	$—	$(530)	$(7,450)	$—	$542	$1,492
Net income/(loss)	$5,457	$(498)	$(3,223)	$6,232	$(740)	$5,619
	Nine Month Period Ended September 30, 2016			Nine Month Period Ended September 30, 2015
Income Statement	Navios Midstream	Navios Europe I	Navios Europe II	Navios Midstream	Navios Europe I	Navios Europe II
Revenue	$69,053	$30,475	$22,343	$57,526	$30,911	$10,381
Net (loss)/income before non-cash change in fair value of Junior Loan	$—	$(1,270)	$(19,364)	$—	$(813)	$1,906
Net income/(loss)	$18,841	$(3,633)	$(10,346)	$17,938	$(5,540)	$6,033

NOTE 8: DIVIDEND PAYABLE

On February 4, 2016, the Board of Directors declared a quarterly cash dividend in respect of the fourth quarter of 2015 of $0.05 per share of common stock payable on March 23, 2016 to stockholders of record as of March 17, 2016. A dividend in the aggregate amount of $7,928 was paid on March 23, 2016 out of which $7,544 was paid to the stockholders of record as of March 17, 2016 and $384 was paid to Navios Holdings, the holder of the 1,000 shares of Series C Preferred Stock.

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

On May 11, 2016, the Board of Directors declared a quarterly cash dividend in respect of the first quarter of 2016 of $0.05 per share of common stock payable on June 22, 2016 to stockholders of record as of June 17, 2016. A dividend in the aggregate amount of $7,923 was paid on June 22, 2016 out of which $7,539 was paid to the stockholders of record as of June 17, 2016 and $384 was paid to Navios Holdings, the holder of the 1,000 shares of Series C Preferred Stock.

On August 10, 2016, the Board of Directors declared a quarterly cash dividend in respect of the second quarter of 2016 of $0.05 per share of common stock payable on September 21, 2016 to stockholders of record as of September 14, 2016. A dividend in the aggregate amount of $7,918 was paid on September 21, 2016 out of which $7,534 was paid to the stockholders of record as of September 14, 2016 and $384 was paid to Navios Holdings, the holder of the 1,000 shares of Series C Preferred Stock.

The declaration and payment of any further dividends remain subject to the discretion of the Board of Directors and will depend on, among other things, Navios Acquisition’s cash requirements as measured by market opportunities and restrictions under its credit agreements and other debt obligations and such other factors as the Board of Directors may deem advisable.

NOTE 9: ACCRUED EXPENSES

Accrued expenses as of September 30, 2016 and December 31, 2015 consisted of the following:

	September 30, 2016	December 31, 2015
Accrued voyage expenses	$618	$485
Accrued loan interest	22,668	9,026
Accrued legal and professional fees	444	291

Total accrued expenses	$23,730	$9,802

As of June 30, 2016, the amount of $2,750, that was authorized and approved by the Compensation committee of Navios Acquisition in December 2015 subject to fulfillment of certain service conditions that were provided and completed during the second quarter of 2016, was included in accrued legal and professional fees. As of September 30, 2016, an accrued amount of $220 is included in accrued legal and professional fees as an amount of $2,530 was paid during the third quarter of 2016. The amount has been recorded in general and administrative expenses on the statements of income for the three and the nine month periods ended September 30, 2016.

NOTE 10: BORROWINGS

	September 30, 2016	December 31, 2015
Commerzbank AG, Alpha Bank AE, Credit Agricole Corporate and Investment Bank	$111,750	$119,250
BNP Paribas S.A. and DVB Bank S.E.	61,500	65,250
Eurobank Ergasias S.A. $52,200	38,979	41,025
Eurobank Ergasias S.A. $52,000	36,714	38,550
Norddeutsche Landesbank Girozentrale	25,781	26,953
DVB Bank S.E. and Credit Agricole Corporate and Investment Bank	49,609	51,953
Ship Mortgage Notes $670,000	670,000	670,000
Deutsche Bank AG Filiale Deutschlandgeschäft and Skandinaviska Enskilda Banken AB	101,437	125,000
HSH Nordbank AG $40,300	32,744	34,633
BNP Paribas $44,000	42,000	44,000

	1,170,514	1,216,614
Less: Deferred finance cost, net	(17,789)	(20,640)
Add: bond premium	1,448	1,609

Total borrowings	$1,154,173	$1,197,583

Less: current portion, net of deferred finance cost	(74,158)	(62,643)

Total long-term borrowings, net of current portion, bond premium and deferred finance cost	$1,080,015	$1,134,940

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

Long-Term Debt Obligations and Credit Arrangements

Ship Mortgage Notes:

8 1/8% First Priority Ship Mortgages: On November 13, 2013, the Company and its wholly owned subsidiary, Navios Acquisition Finance (US) Inc. (“Navios Acquisition Finance” and together with the Company, the “2021 Co-Issuers”) issued $610,000 in first priority ship mortgage notes (the “Existing Notes”) due on November 15, 2021 at a fixed rate of 8.125%.

On March 31, 2014, the Company completed a sale of $60,000 of its first priority ship mortgage notes due in 2021 (the “Additional Notes,” and together with the Existing Notes, the “2021 Notes”). The terms of the Additional Notes are identical to the Existing Notes and were issued at 103.25% plus accrued interest from November 13, 2013.

The 2021 Notes are fully and unconditionally guaranteed on a joint and several basis by all of Navios Acquisition’s subsidiaries with the exception of Navios Acquisition Finance (a co-issuer of the 2021 Notes).

The 2021 Co-Issuers have the option to redeem the 2021 Notes in whole or in part, at any time: (i) before November 15, 2016, at a redemption price equal to 100% of the principal amount, plus a make-whole premium, plus accrued and unpaid interest, if any; and (ii) on or after November 15, 2016, at a fixed price of 106.094% of the principal amount, which price declines ratably until it reaches par in 2019, plus accrued and unpaid interest, if any.

At any time before November 15, 2016, the 2021 Co-Issuers may redeem up to 35% of the aggregate principal amount of the 2021 Notes with the net proceeds of an equity offering at 108.125% of the principal amount of the 2021 Notes, plus accrued and unpaid interest, if any, so long as at least 65% of the aggregate principal amount of the Existing Notes remains outstanding after such redemption.

In addition, upon the occurrence of certain change of control events, the holders of the 2021 Notes will have the right to require the 2021 Co-Issuers to repurchase some or all of the 2021 Notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date.

The 2021 Notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering in transactions with affiliates, merging or consolidating or selling all or substantially all of the 2021 Co-Issuers’ properties and assets and creation or designation of restricted subsidiaries. The 2021 Co-Issuers were in compliance with the covenants as of September 30, 2016.

The Existing Notes and the Additional Notes are treated as a single class for all purposes under the indenture including, without limitation, waivers, amendments, redemptions and other offers to purchase and the Additional Notes rank evenly with the Existing Notes. The Additional Notes and the Existing Notes have the same CUSIP number.

Guarantees

The Company’s 2021 Notes are fully and unconditionally guaranteed on a joint and several basis by all of the Company’s subsidiaries with the exception of Navios Acquisition Finance (a co-issuer of the 2021 notes). The Company’s 2021 Notes are unregistered. The guarantees of our subsidiaries that own mortgaged vessels are senior secured guarantees and the guarantees of our subsidiaries that do not own mortgaged vessels are senior unsecured guarantees. All subsidiaries, including Navios Acquisition Finance, are 100% owned. Navios Acquisition does not have any independent assets or operations. Except as provided above, Navios Acquisition does not have any subsidiaries that are not guarantors of the 2021 Notes.

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

Credit Facilities

As of September 30, 2016, the Company had secured credit facilities with various banks with a total outstanding balance of $500,514. The purpose of the facilities was to finance the construction or acquisition of vessels or refinance existing indebtedness. All of the facilities are denominated in U.S. Dollars and bear interest based on LIBOR plus spread ranging from 250 bps to 320 bps per annum. The facilities are repayable in either semi-annual or quarterly installments, followed by balloon payments with maturities, ranging from October 2016 to October 2022. See also the maturity table included below.

Deutsche Bank AG Filiale Deutschlandgeschäft and Skandinaviska Enskilda Banken AB: On January 27, 2016, Navios Acquisition sold the Nave Lucida to an unaffiliated third party for net cash proceeds of $18,449. Navios Acquisition prepaid $12,097 being the respective tranche of the Deutsche Bank AG Filiale Deutschlandgeschäft and Skandinaviska Enskilda Banken AB facility that was drawn to finance the Nave Lucida. Following the prepayment in January 2016, an amount of $214, was written-off from the deferred financing cost. As of September 30, 2016, $101,437 was outstanding under this facility.

As of September 30, 2016, no amount was available to be drawn from our facilities.

The loan facilities include, among other things, compliance with loan to value ratios and certain financial covenants: (i) minimum liquidity higher of $40,000 or $1,000 per vessel; (ii) net worth ranging from $50,000 to $135,000; and (iii) total liabilities divided by total assets, adjusted for market values to be lower than 75%. It is an event of default under the credit facilities if such covenants are not complied with, including the loan to value ratios for which the Company may provide sufficient additional security to prevent such an event.

As of September 30, 2016, the Company was in compliance with its covenants.

Amounts drawn under the facilities are secured by first preferred mortgages on Navios Acquisition’s vessels and other collateral and are guaranteed by each vessel-owning subsidiary. The credit facilities contain a number of restrictive covenants that prohibit or limit Navios Acquisition from, among other things: incurring or guaranteeing indebtedness; entering into affiliate transactions; changing the flag, class, management or ownership of Navios Acquisition’s vessels; changing the commercial and technical management of Navios Acquisition’s vessels; selling Navios Acquisition’s vessels; and subordinating the obligations under each credit facility to any general and administrative costs relating to the vessels, including the fixed daily fee payable under the management agreement. The credit facilities also require Navios Acquisition to comply with the ISM Code and ISPS Code and to maintain valid safety management certificates and documents of compliance at all times.

The maturity table below reflects the principal payments of all notes and credit facilities outstanding as of September 30, 2016 for the next five years and thereafter are based on the repayment schedule of the respective loan facilities (as described above) and the outstanding amount due under the 2021 Notes.

Amount
Long-Term Debt Obligations:
Year
September 30, 2017	$75,670
September 30, 2018	55,577
September 30, 2019	130,963
September 30, 2020	92,257
September 30, 2021	72,094
September 30, 2021 and thereafter	743,953

Total	$1,170,514

NOTE 11: FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Cash and cash equivalents: The carrying amounts reported in the consolidated balance sheets for interest bearing deposits approximate their fair value because of the short maturity of these investments.

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

Restricted Cash: The carrying amounts reported in the consolidated balance sheets for interest bearing deposits approximate their fair value because of the short maturity of these investments.

Due from related parties, short-term: The carrying amount of due from related parties, short-term reported in the balance sheet approximates its fair value due to the short-term nature of these receivables.

Due from related parties, long-term: The carrying amount of due from related parties, long-term reported in the balance sheet approximates its fair value.

Other long-term debt, net of deferred finance cost: As a result of the adoption of ASU 2015-03, the book value has been adjusted to reflect the net presentation of deferred financing costs. The outstanding balance of the floating rate loans continues to approximate its fair value, excluding the effect of any deferred finance cost.

Ship Mortgage Notes and premiums: The fair value of the 2021 Notes, which has a fixed rate, was determined based on quoted market prices, as indicated in the table below.

	September 30, 2016		December 31, 2015
	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalents	$43,236	$43,236	$54,805	$54,805
Restricted cash	$5,812	$5,812	$6,840	$6,840
Ship mortgage notes and premium	$659,259	$494,547	$658,048	$589,185
Other long-term debt, net of deferred finance cost	$494,914	$500,514	$539,535	$546,614
Due from related parties, long-term	$78,281	$78,932	$16,474	$16,474
Due from related parties, short-term	$20,607	$20,607	$17,837	$17,837

Fair Value Measurements

The estimated fair value of our financial instruments that are not measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows:

Level I: Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets that we have the ability to access. Valuation of these items does not entail a significant amount of judgment.

Level II: Inputs other than quoted prices included in Level I that are observable for the asset or liability through corroboration with market data at the measurement date.

Level III: Inputs that are unobservable. The Company did not use any Level III inputs as of September 30, 2016.

	Fair Value Measurements at September 30, 2016 Using
	Total	Level I	Level II	Level III
Cash and cash equivalents	$43,236	$43,236	$—	$—
Restricted cash	$5,812	$5,812	$—	$—
Ship mortgage notes and premium	$494,547	$494,547	$—	$—
Other long-term debt(1)	$500,514	$—	$500,514	$—
Due from related parties, long-term(2)	$78,932	$—	$78,932	$—

	Fair Value Measurements at December 31, 2015 Using
	Total	Level I	Level II	Level III
Cash and cash equivalents	$54,805	$54,805	$—	$—
Restricted cash	$6,840	$6,840	$—	$—
Ship mortgage notes and premium	$589,185	$589,185	$—	$—
Other long-term debt(1)	$546,614	$—	$546,614	$—
Due from related parties, long-term(2)	$16,474	$—	$16,474	$—

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

(1)	The fair value of the Company’s other long-term debt is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities as well as taking into account the Company’s creditworthiness.
(2)	The fair value of the Company’s long term amounts due from related parties is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities as well as taking into account the counterparty’s creditworthiness.

NOTE 12: TRANSACTIONS WITH RELATED PARTIES

The Navios Holdings Credit Facilities: On September 19, 2016, Navios Acquisition entered into a $70,000 secured loan facility with Navios Holdings. The loan facility is secured by all of Navios Holdings’ interest in Navios Acquisition and 78.5% of Navios Holdings’ interest in Navios Logistics, representing a majority of the shares outstanding of Navios Logistics. The secured loan facility provided for an arrangement fee of $700, is available for up to five drawings and has a fixed interest rate of 8.75% with a maturity date of November 15, 2018. As of September 30, 2016, the outstanding receivable balance of $49,471, included in the condensed consolidated balance sheets under “Due from related parties, long-term”, consisted of the drawdown of $50,000 on September 20, 2016 net of the arrangement fee, upon deduction of the applicable expenses for the origination of the loan facility and the accrued interest of $122. The arrangement fee is deferred and amortized using the effective interest rate method.

In March 2016, Navios Acquisition entered into the $50,000 Revolver with Navios Holdings, which was available for multiple drawings up to a limit of $50,000. The Revolver had a margin of LIBOR plus 300bps and a maturity until December 2018. On April 14, 2016, Navios Acquisition and Navios Holdings announced that the Revolver was terminated. No borrowings had been made under the Revolver. Please refer to “Legal Proceedings” in Note 13.

In 2010, Navios Acquisition entered into a $40,000 credit facility with Navios Holdings, which matured in December 2015. The facility was available for multiple drawings up to a limit of $40,000 and had a margin of LIBOR plus 300 basis points. As of its maturity date, December 31, 2015, all amounts drawn had been fully repaid.

Management fees: Pursuant to the Management Agreement dated May 28, 2010 and as amended in May 2012 and May 2014, the Manager provided commercial and technical management services to Navios Acquisition’s vessels for a fixed daily fee of: (a) $6.0 per MR2 product tanker and chemical tanker vessel; (b) $7.0 per LR1 product tanker vessel; and (c) $9.5 per VLCC, through May 2016.

Pursuant to an amendment to the Management Agreement dated as of May 19, 2016, Navios Acquisition fixed the fees for commercial and technical ship management services of the fleet for two additional years from May 29, 2016, following the expiration of the previous fixed fee period, through May 2018, at a daily fee of: (a) $6.4 per MR2 product tanker and chemical tanker vessel; (b) $7.2 per LR1 product tanker vessel; and (c) the current daily fee of $9.5 per VLCC.

Effective March 30, 2012, Navios Acquisition can, upon request to Navios Holdings, partially or fully defer the reimbursement of dry docking and other extraordinary fees and expenses under the Management Agreement to a later date, but not later than January 5, 2016, and if reimbursed on a later date, such amounts would bear interest at a rate of 1% per annum over LIBOR. Commencing as of September 28, 2012, Navios Acquisition can, upon request, reimburse Navios Holdings partially or fully, for any fixed management fees outstanding for a period of not more than nine months under the Management Agreement at a later date, but not later than January 5, 2016, and if reimbursed on a later date, such amounts would bear interest at a rate of 1% per annum over LIBOR.

Dry docking expenses are reimbursed by Navios Acquisition at cost.

Total management fees for each of the three month periods ended September 30, 2016 and 2015 amounted to $25,107 and $23,092, respectively. Total management fees for the nine month periods ended September 30, 2016 and 2015 amounted to $73,611 and $71,427, respectively.

Included in direct vessel expenses is an amount of $730 for the nine month period ended September 30, 2016, that was incurred for specialized work performed in connection with certain vessels of our fleet.

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

General and administrative expenses: On May 28, 2010, Navios Acquisition entered into an Administrative Services Agreement with Navios Holdings, pursuant to which Navios Holdings provides certain administrative management services to Navios Acquisition which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other services. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. In May 2014, Navios Acquisition extended the duration of its existing Administrative Services Agreement with Navios Holdings, until May 2020.

For the three month periods ended September 30, 2016 and 2015, the expenses arising from administrative services rendered by Navios Holdings amounted to $2,375 and $1,850, respectively. For the nine month periods ended September 30, 2016 and 2015, the administrative services rendered by Navios Holdings amounted to $7,143 and $5,711, respectively.

Balance due from related parties (excluding Navios Europe I, Navios Europe II and Navios Holdings Credit Facility): Balance due from related parties as of September 30, 2016 and December 31, 2015 was $22,273 and $15,520, respectively, and included the short-term and long-term amounts due from Navios Holdings and Navios Midstream. The balances mainly consisted of administrative expenses and special survey and dry docking expenses for certain vessels of our fleet, as well as management fees, in accordance with the Management Agreement.

Omnibus Agreements

Acquisition Omnibus Agreement: Navios Acquisition entered into an omnibus agreement (the “Acquisition Omnibus Agreement”) with Navios Holdings and Navios Partners in connection with the closing of Navios Acquisition’s initial vessel acquisition, pursuant to which, among other things, Navios Holdings and Navios Partners agreed not to acquire, charter-in or own liquid shipment vessels, except for container vessels and vessels that are primarily employed in operations in South America without the consent of an independent committee of Navios Acquisition. In addition, Navios Acquisition, under the Acquisition Omnibus Agreement, agreed to cause its subsidiaries not to acquire, own, operate or charter-in drybulk carriers under specific exceptions. Under the Acquisition Omnibus Agreement, Navios Acquisition and its subsidiaries grant to Navios Holdings and Navios Partners a right of first offer on any proposed sale, transfer or other disposition of any of its drybulk carriers and related charters owned or acquired by Navios Acquisition. Likewise, Navios Holdings and Navios Partners agreed to grant a similar right of first offer to Navios Acquisition for any liquid shipment vessels they might own. These rights of first offer will not apply to a: (a) sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the existing terms of any charter or other agreement with a counterparty; or (b) merger with or into, or sale of substantially all of the assets to, an unaffiliated third party.

Midstream Omnibus Agreement: Navios Acquisition entered into an omnibus agreement (the “Midstream Omnibus Agreement”), with Navios Midstream, Navios Holdings and Navios Partners in connection with the Navios Midstream IPO, pursuant to which Navios Acquisition, Navios Midstream, Navios Holdings, Navios Partners and their controlled affiliates generally have agreed not to acquire or own any VLCCs, crude oil tankers, refined petroleum product tankers, LPG tankers or chemical tankers under time charters of five or more years without the consent of the Navios Midstream General Partner. The Midstream Omnibus Agreement contains significant exceptions that will allow Navios Acquisition, Navios Holdings, Navios Partners or any of their controlled affiliates to compete with Navios Midstream under specified circumstances.

Under the Midstream Omnibus Agreement, Navios Midstream and its subsidiaries will grant to Navios Acquisition a right of first offer on any proposed sale, transfer or other disposition of any of its VLCCs or any crude oil tankers, refined petroleum product tankers, LPG tankers or chemical tankers and related charters owned or acquired by Navios Midstream. Likewise, Navios Acquisition will agree (and will cause its subsidiaries to agree) to grant a similar right of first offer to Navios Midstream for any of the VLCCs, crude oil tankers, refined petroleum product tankers, LPG tankers or chemical tankers under charter for five or more years it might own. These rights of first offer will not apply to a: (a) sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the terms of any charter or other agreement with a charter party, or (b) merger with or into, or sale of substantially all of the assets to, an unaffiliated third-party.

Backstop Agreement: On November 18, 2014, Navios Acquisition entered into backstop agreements with Navios Midstream. In accordance with the terms of the backstop agreements, Navios Acquisition has provided a backstop commitment to charter-in the Shinyo Ocean and the Shinyo Kannika for a two-year period as of their scheduled redelivery at the currently contracted rate if the market charter rate is lower than the currently contracted rate. Further, Navios Acquisition has provided a backstop commitment to charter-in the Nave Celeste for a two-year period as of its scheduled redelivery, at the net time charter-out rate per day (net of commissions) of $35 if the market charter rate is lower than the charter-out rate of $35. Navios Acquisition has also provided a backstop commitment to charter-in the option vessels, the Nave Galactic and the Nave Quasar for a four-year period as of their scheduled redelivery, at the net time charter-out rate per day (net of commissions) of $35 if the market charter rate is lower than the

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

charter-out rate of $35. Conversely, if market charter rates are higher during the backstop period, such vessels will be chartered-out to third-party charterers at prevailing market rates and Navios Acquisition’s backstop commitment will not be triggered. The backstop commitment does not include any profit sharing.

Navios Midstream General Partner Option Agreement with Navios Holdings: Navios Acquisition entered into an option agreement, dated November 18, 2014, with Navios Holdings under which Navios Acquisition grants Navios Holdings the option to acquire any or all of the outstanding membership interests in Navios Midstream General Partner and all of the incentive distribution rights in Navios Midstream representing the right to receive an increasing percentage of the quarterly distributions when certain conditions are met. The option shall expire on November 18, 2024. Any such exercise shall relate to not less than twenty-five percent of the option interest and the purchase price for the acquisition of all or part of the option interest shall be an amount equal to its fair market value.

Option Vessels: In connection with the IPO of Navios Midstream, Navios Acquisition granted options to Navios Midstream, exercisable until November 2016, to purchase seven VLCCs (two of which, the Nave Celeste and the C. Dream, were sold to Navios Midstream in June 2015 pursuant to such option) from Navios Acquisition at fair market value.

Balance due from Navios Europe I: Navios Holdings, Navios Acquisition and Navios Partners have made available to Navios Europe I (in each case, in proportion to their ownership interests in Navios Europe I) revolving loans up to $24,100 to fund working capital requirements (collectively, the “Navios Revolving Loans I”). See Note 7 for the Investment in Navios Europe I and the respective ownership interests.

Balance due from Navios Europe I as of September 30, 2016 amounted to $11,764 (December 31, 2015: $10,266) which included the Navios Revolving Loans I of $7,125 (December 31, 2015: $7,125), the non-current amount of $2,011 (December 31, 2015: $1,398) related to the accrued interest income earned under the Navios Term Loans I under the caption “Due from related parties, long-term” and the accrued interest income earned under the Navios Revolving Loans I of $2,628 (December 31, 2015: $1,743) under the caption “Due from related parties, short-term.”

The Navios Revolving Loans I and the Navios Term Loans I earn interest and an annual preferred return, respectively, at 12.7% per annum, on a quarterly compounding basis and are repaid from free cash flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter. There are no covenant requirements or stated maturity dates. As of September 30, 2016, the amount undrawn under the Navios Revolving Loans I was $9,100, of which Navios Acquisition was committed to fund $4,323.

Balance due from Navios Europe II: Navios Holdings, Navios Acquisition and Navios Partners have made available to Navios Europe II (in each case, in proportion to their ownership interests in Navios Europe II) revolving loans up to $38,500 to fund working capital requirements (collectively, the “Navios Revolving Loans II”). See Note 7 for the Investment in Navios Europe II and respective ownership interests.

Balance due from Navios Europe II as of September 30, 2016 amounted to $15,380 (December 31, 2015: $8,525) which included the Navios Revolving Loans II of $11,602 (December 31, 2015: $7,327), the non-current amount of $1,668 (December 31, 2015: $625) related to the accrued interest income earned under the Navios Term Loans II under the caption “Due from related parties, long-term” and the accrued interest income earned under the Navios Revolving Loans II of $2,110 (December 31, 2015: $573) under the caption “Due from related parties, short-term.”

The Navios Revolving Loans II and the Navios Term Loans II earn interest and an annual preferred return, respectively, at 18% per annum, on a quarterly compounding basis and are repaid from free cash flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter. There are no covenant requirements or stated maturity dates. As of September 30, 2016, the amount undrawn under the Navios Revolving Loans II was $14,075, of which Navios Acquisition was committed to fund $6,686.

Participation in offerings of affiliates: Refer to Note 7 for Navios Acquisition’s participation in the continuous public offering of Navios Midstream. On September 30, 2016, Navios Acquisition entered into a securities purchase agreement with Navios Midstream pursuant to which Navios Acquisition made an investment in Navios Midstream by purchasing 5,655 general partnership interests for an aggregate consideration of $75, in order to maintain its 2.0% partnership interest in Navios Midstream in light of such continuous public offering.

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

NOTE 13: COMMITMENTS AND CONTINGENCIES

On November 18, 2014, Navios Acquisition entered into a backstop agreement with Navios Midstream. In accordance with the terms of the backstop agreement, Navios Acquisition has committed to charter–in the Shinyo Ocean and Shinyo Kannika for a two-year period at the time of their redelivery at the currently contracted rate if the market charter rate is lower than the currently contracted rate. Furthermore, Navios Acquisition has committed to charter–in the following vessels: a) Nave Celeste for a two-year period at the time of her redelivery at the currently contracted rate if the market charter rate is lower than the currently contracted rate and b) Nave Galactic and Nave Quasar for a four-year period at the net time charter-out rate per day (net of commissions) of $35 if the market charter rate is lower than the charter-out rate of $35. Conversely, if market charter rates are higher during the backstop period, such vessels will be chartered out to third-party charterers at prevailing market rates and Navios Acquisition’s backstop commitment will not be triggered. The backstop commitment does not include any profit-sharing.

The Company is involved in various disputes and arbitration proceedings arising in the ordinary course of business. Provisions have been recognized in the financial statements for all such proceedings where the Company believes that a liability may be probable, and for which the amounts are reasonably estimable, based upon facts known at the date of the financial statements were prepared. In the opinion of the management, the ultimate disposition of these matters individually and in aggregate will not materially affect the Company’s financial position, results of operations or liquidity.

Legal Proceedings

On April 1, 2016, Navios Holdings was named as a defendant in a putative shareholder derivative lawsuit brought by two alleged shareholders of Navios Acquisition purportedly on behalf of nominal defendant, Navios Acquisition, in the United States District Court for the Southern District of New York, captioned Metropolitan Capital Advisors International Ltd., et al. v. Navios Maritime Holdings, Inc. et al., No. 1:16-cv-02437. The lawsuit challenged the March 9, 2016 loan agreement between Navios Holdings and Navios Acquisition pursuant to which Navios Acquisition agreed to provide a $50,000 credit facility (the “Revolver”) to Navios Holdings.

On April 14, 2016, Navios Holdings and Navios Acquisition announced that the Revolver had been cancelled, and that no borrowings had been made under the Revolver. In June 2016, the parties reached an agreement resolving the plaintiffs’ application for attorneys’ fees and expenses which was approved by an order of the Court. The litigation was dismissed upon notice of the order being provided to Navios Acquisition’s shareholders via the inclusion of the order as an attachment to a Navios Acquisition Form 6-K and the payment of $775 by Navios Acquisition in satisfaction of the plaintiffs’ request for attorneys’ fees and expenses. A copy of the order was provided as an exhibit to Navios Acquisition’s Form 6-K filed with the Securities and Exchange Commission on June 9, 2016.

NOTE 14: PREFERRED AND COMMON STOCK

Preferred Stock

On March 30, 2011, pursuant to an Exchange Agreement Navios Holdings exchanged 7,676,000 shares of Navios Acquisition’s common stock it held for 1,000 non-voting Series C Convertible Preferred Stock of Navios Acquisition. Each holder of shares of Series C Convertible Preferred Stock shall be entitled at their option at any time, after March 31, 2013 to convert all or any of the outstanding shares of Series C Convertible Preferred Stock into a number of fully paid and non-assessable shares of Common Stock determined by multiplying each share of Series C Convertible Preferred Stock to be converted by 7,676, subject to certain limitations. Upon the declaration of a common stock dividend, the holders of the Series C Convertible Preferred Stock are entitled to receive dividends on the Series C Convertible Preferred Stock in an amount equal to the amount that would have been received in the number of shares of Common Stock into which the Shares of Series C Convertible Preferred Stock held by each holder thereof could be converted. For the purpose of calculating earnings / (loss) per share this preferred stock is treated as in-substance common stock and is allocated income / (losses) and considered in the diluted calculation.

On September 17, 2010, Navios Acquisition issued 3,000 shares of the Company’s authorized Series A Convertible Preferred Stock to an independent third party as a consideration for certain consulting and advisory fees related to the VLCC acquisition. The preferred stock has no voting rights, is only convertible into shares of common stock and does not participate in dividends until such time as the shares are converted into common stock. The Series A shares of preferred stock were fully converted to common stock that was issued on March 11, 2016.

On October 29, 2010, Navios Acquisition issued 540 shares of the Company’s authorized Series B Convertible Preferred Stock to the seller of the two LR1 product tankers. The preferred stock contains a 2% per annum dividend payable quarterly starting on January 1,

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

2011 and upon declaration by the Company’s Board commences payment on March 31, 2011. The Series B Convertible Preferred Stock, plus any accrued but unpaid dividends, will mandatorily convert into shares of common stock as follows: 30% of the outstanding amount will convert on June 30, 2015 and the remaining outstanding amounts will convert on June 30, 2020 at a price per share of common stock not less than $25.00. The holder of the preferred stock shall have the right to convert the shares of preferred stock into common stock prior to the scheduled maturity dates at a price of $35.00 per share of common stock. The preferred stock does not have any voting rights.

On June 30, 2015, 162 shares of Series B Convertible Preferred Stock (being 30% of the 540 shares originally issued), with nominal value of $10 per share, were mandatorily converted into 64,800 shares of common stock at a conversion ratio of 1:25.

On October 27, 2015, the remaining 378 shares of Series B Convertible Preferred Stock (being 70% of the 540 shares originally issued), with nominal value of $10 per share, were converted into 108,000 shares of common stock at a conversion ratio of 1:35.

On March 11, 2016, 1,200,000 shares of common stock were issued as a result of the conversion of 3,000 shares of Series A Convertible Preferred Stock.

As of September 30, 2016, the Company was authorized to issue 10,000,000 shares of $0.0001 par value preferred stock including these already issued with such designations, voting and other rights and preferences as may be determined from time to time by the Board of Directors.

As of September 30, 2016, the Company’s issued and outstanding preferred stock consisted of the 1,000 Series C Convertible Preferred Stock. As of December 31, 2015, the Company’s issued and outstanding preferred stock consisted of the 1,000 Series C Convertible Preferred Stock and the 3,000 Series A Convertible Preferred Stock.

Series D Convertible Preferred Stock

On each of August 31, 2012, October 31, 2012, February 13, 2013 and April 24, 2013, Navios Acquisition issued 300 shares of its authorized Series D Convertible Preferred Stock (nominal and fair value $3,000) to a shipyard, in partial settlement of the purchase price of each of the newbuilding LR1 product tankers, Nave Cassiopeia, Nave Cetus, Nave Atropos and Nave Rigel. The preferred stock includes a 6% per annum dividend payable quarterly, starting one year after delivery of each vessel. The Series D Convertible Preferred Stock mandatorily converted into shares of common stock 30 months after issuance at a price per share of common stock equal to $10.00. The holder of the preferred stock shall have the right to convert such shares of preferred stock into common stock prior to the scheduled maturity dates at a price of $7.00 per share of common stock. The Series D Convertible Preferred Stock does not have any voting rights. Navios Acquisition is obligated to redeem the Series D Convertible Preferred Stock (or converted common shares) at their nominal value of $10.00 at the holder’s option. Beginning 18 months and no later than 60 months after the issuance of the preferred stock, the holder can exercise the option to request the redemption of up to 250 shares of preferred stock (or such number that has been converted to common shares) on a quarterly basis.

The fair value was determined using a combination of the Black-Scholes model and discounted projected cash flows for the conversion option and put, respectively. The model used takes into account the credit spread of Navios Acquisition, the volatility of its stock, as well as the price of its stock at the issuance date. The convertible preferred stock is classified as temporary equity (i.e., apart from permanent equity) as a result of the redemption feature upon exercise of the put option granted to the holder of the preferred stock.

In January 2015, Navios Acquisition redeemed, through the holder’s put option, 250 shares of the Series D Convertible Preferred Stock and paid $2,500 to the holder upon redemption.

In March 2015, 200 shares of Series D Convertible Preferred Stock were mandatorily converted into 200,000 shares of common stock. In conjunction with the conversion, the 200,000 shares of common stock have been reclassified to puttable common stock within temporary equity, as a result of an embedded put option of the holder for up to 30 months after the conversion date.

In April 2015, Navios Acquisition redeemed, through the holder’s put option, 75 shares of the Series D Convertible Preferred Stock and paid $750 to the holder upon redemption.

In April 2015, 200 shares of Series D Convertible Preferred Stock were mandatorily converted into 200,000 shares of common stock. In conjunction with the conversion, the 200,000 shares of common stock have been reclassified to puttable common stock within temporary equity, as a result of an embedded put option of the holder for up to 30 months.

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

In July 2015, Navios Acquisition redeemed, through the holder’s put option 50 shares of its Series D Convertible Preferred Stock and paid $500 to the holder upon redemption.

In August 2015, 200 shares of Series D Convertible Preferred Stock were mandatorily converted into 200,000 shares of common stock. In conjunction with the conversion, the 200,000 shares of common stock have been reclassified to puttable common stock within temporary equity, as a result of an embedded put option of the holder for up to 30 months after the conversion date.

In October 2015, Navios Acquisition redeemed, through the holder’s put option 25 shares of its Series D Convertible Preferred Stock and paid $250 to the holder upon redemption.

In October 2015, 200 shares of Series D Convertible Preferred Stock were converted into 200,000 shares of common stock. In conjunction with the conversion, the 200,000 shares of common stock have been reclassified to puttable common stock within temporary equity, as a result of an embedded put option of the holder for up to 30 months after the conversion date.

On January 6, 2016, Navios Acquisition redeemed, through the holder’s put option, 100,000 shares of the puttable common stock and paid cash of $1,000 to the holder upon such redemption.

On April 1, 2016, Navios Acquisition redeemed, through the holder’s put option, 100,000 shares of the puttable common stock and paid cash of $1,000 to the holder upon redemption.

On July 1, 2016, Navios Acquisition redeemed, through the holder’s put option, 100,000 shares of the puttable common stock and paid cash of $1,000 to the holder upon redemption.

As of each of September 30, 2016 and December 31, 2015, no shares of Series D Convertible Preferred Stock were outstanding:

	Series D Preferred Stock
	Number of preferred shares	Amount
Balance at December 31, 2014	1,200	$12,000
Conversion of 800 shares of the Series D Preferred Stock into 800,000 shares of puttable common stock	(800)	(8,000)
Redemption of Series D Preferred Stock	(400)	(4,000)

Balance at December 31, 2015	—	$—

Balance at September 30, 2016	—	$—

As of September 30, 2016 and December 31, 2015, the following shares of puttable common stock were outstanding:

	Puttable Common Stock
	Number of common shares	Amount
Balance at December 31, 2014	—	$—
Conversion of 800 shares of the Series D Preferred Stock into 800,000 shares of puttable common stock	800,000	8,000
Redemption of puttable common stock	(150,000)	(1,500)

Balance at December 31, 2015	650,000	$6,500
Redemption of 300,000 shares of the puttable common stock	(300,000)	(3,000)

Balance at September 30, 2016	350,000	$3,500

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

Common Stock and puttable common stock

Pursuant to an Exchange Agreement entered into on March 30, 2011, Navios Holdings exchanged 7,676,000 shares of Navios Acquisition’s common stock it held for 1,000 non-voting shares of Series C Convertible Preferred Stock of Navios Acquisition.

On February 20, 2014, Navios Acquisition completed the public offering of 14,950,000 shares of its common stock at $3.85 per share, raising gross proceeds of $57,556. These figures include 1,950,000 shares sold pursuant to the underwriters’ option, which was exercised in full. Total net proceeds of the above transactions, net of agents’ costs of $3,022 and offering costs of $247, amounted to $54,289.

On March 2, 2015, 200 shares of the Series D Convertible Preferred Stock were mandatorily converted into 200,000 shares of puttable common stock and on April 24, 2015, 25,000 shares of such puttable common stock were redeemed for $250.

On April 30, 2015, 200 shares of the Series D Convertible Preferred Stock were mandatorily converted into 200,000 shares of puttable common stock.

On June 30, 2015, 162 shares of Series B Convertible Preferred Stock were converted into 64,800 shares of common stock.

On July 15, 2015, Navios Acquisition redeemed, through the holder’s put option, 50,000 shares of the puttable common stock and paid $500 to the holder upon redemption.

On August 13, 2015, 200 shares of the Series D Convertible Preferred Stock were mandatorily converted into 200,000 shares of puttable common stock.

On October 2, 2015, Navios Acquisition redeemed, through the holder’s put option, 75,000 shares of the puttable common stock and paid $750 to the holder upon redemption.

On October 26, 2015, 200 shares of the Series D Convertible Preferred Stock were converted into 200,000 shares of puttable common stock.

On October 27, 2015, 378 shares of Series B Convertible Preferred Stock were mandatorily converted into 108,000 shares of common stock.

Under the share repurchase program, for up to $50,000, approved and authorized by the Board of Directors, Navios Acquisition has repurchased 2,704,752 shares for a total cost of approximately $9,904, as of December 31, 2015.

On March 11, 2016, 1,200,000 shares of common stock were issued as a result of the conversion of 3,000 shares of Series A Convertible Preferred Stock.

As of September 30, 2016, the Company was authorized to issue 250,000,000 shares including these already issued of $0.0001 par value common stock.

Stock based compensation

In October 2013, Navios Acquisition authorized and issued to its directors in the aggregate of 2,100,000 restricted shares of common stock and options to purchase 1,500,000 shares of common stock having an exercise price of $3.91 per share and an expiration term of 10 years. These awards of restricted common stock and stock options are based on service conditions only and vest ratably over a period of over three years (33.33% each year). The holders of restricted stock are entitled to dividends paid on the same schedule as paid to the common stockholders of the company. The fair value of restricted stock is determined by reference to the quoted stock price on the date of grant of $3.99 per share (or total fair value of $8,379).

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

The fair value of stock option grants is determined with reference to option pricing model, and principally adjusted Black-Scholes models, using historical volatility, historical dividend yield, zero forfeiture rate, risk free rate equal to 10-year US treasury bond and the simplified method for determining the expected option term since the Company does not have sufficient historical exercise data upon which to have a reasonable basis to estimate the expected option term. The fair value of stock options was calculated to $0.79 per option (or $1,188). Compensation expense is recognized based on a graded expense model over the vesting period of three years from the date of the grant.

The effect of compensation expense arising from the stock-based arrangements described above amounted to $267 and $670, for the three month period ended September 30, 2016 and 2015, respectively, and was reflected in general and administrative expenses on the statements of income. For the nine month period ended September 30, 2016 and 2015, the effect of compensation expense arising from the stock-based arrangements described above amounted to $795 and $1,989, respectively.

The recognized compensation expense for the period was presented as adjustment to reconcile net income to net cash provided by operating activities on the statements of cash flows.

There were no restricted stock or stock options exercised, forfeited or expired during the three and nine month periods ended September 30, 2016 and 2015, respectively. Restricted shares outstanding and not vested amounted to 700,005 shares as of September 30, 2016 and the number of stock options outstanding as of September 30, 2016 amounted to 1,500,000.

The estimated compensation cost relating to service conditions of non-vested (a) stock options and (b) restricted stock not yet recognized was $8.6 and $60.6, respectively, as of September 30, 2016 and is expected to be recognized over the weighted average period of 0.07 years. The weighted average contractual life of stock options outstanding as at September 30, 2016 was 7.1 years.

NOTE 15: SEGMENT INFORMATION

Navios Acquisition reports financial information and evaluates its operations by charter revenues. Navios Acquisition does not use discrete financial information to evaluate operating results for each type of charter. As a result, management reviews operating results solely by revenue per day and operating results of the fleet and thus Navios Acquisition has determined that it operates under one reportable segment.

The following table sets out operating revenue by geographic region for Navios Acquisition’s reportable segment. Revenue is allocated on the basis of the geographic region in which the customer is located. Tanker vessels operate worldwide. Revenues from specific geographic region which contribute over 10% of total revenue are disclosed separately.

Revenue by Geographic Region

Vessels operate on a worldwide basis and are not restricted to specific locations. Accordingly, it is not possible to allocate the assets of these operations to specific countries.

	Three Month Period ended September 30, 2016 (unaudited)	Three Month Period ended September 30, 2015 (unaudited)	Nine Month Period ended September 30, 2016 (unaudited)	Nine Month Period ended September 30, 2015 (unaudited)
Asia	$40,982	$53,198	$139,722	$158,822
Europe	9,889	8,779	29,007	30,024
United States	17,198	15,715	54,254	47,865
Total	$68,069	$77,692	$222,983	$236,711

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

NOTE 16: EARNINGS PER COMMON SHARE

Income per share is calculated by dividing net income available to common stockholders by the weighted average number of shares of common stock of Navios Acquisition outstanding during the period.

Potential common shares of 9,176,000 for each of nine months period ended September 30, 2016 and 2015 (which include Series C Convertible Preferred Stock and Stock options) have an anti-dilutive effect (i.e. those that increase income per share) and are therefore excluded from the calculation of diluted income per share.

	For the Three Months Ended September 30, 2016	For the Three Months Ended September 30, 2015	For the Nine Months Ended September 30, 2016	For the Nine Months Ended September 30, 2015
Numerator:
Net income	$8,817	$23,216	$44,771	$69,612
Less:
Dividend on Series B preferred shares	—	(19)	—	(73)
Dividend on Series D preferred shares	—	(50)	—	(249)
Dividend declared on restricted shares	(35)	(70)	(105)	(210)
Undistributed (income) attributable to Series C participating preferred shares	(432)	(1,123)	(2,185)	(3,356)
Net income attributable to common shareholders, basic	$8,350	$21,954	$42,481	$65,724
Plus:
Dividend on Series B preferred shares	—	19	—	73
Dividend declared on Series D preferred shares	—	50	—	249
Dividend declared on restricted shares	35	70	105	210
Net income attributable to common stockholders, diluted	$8,385	$22,093	$42,586	$66,256
Denominator:
Denominator for basic net income per share — weighted average shares	149,984,072	150,040,892	149,774,591	150,315,899
Series A preferred stock	—	1,200,000	312,088	1,200,000
Series B preferred stock	—	151,200	—	194,400
Series D preferred stock	—	368,012	—	836,503
Restricted shares	700,005	1,400,006	700,005	1,400,006
Denominator for diluted net income per share — adjusted weighted average shares	150,684,077	153,160,110	150,786,684	153,946,808
Basic net income per share	$0.06	$0.15	$0.28	$0.44
Diluted net income per share	$0.06	$0.14	$0.28	$0.43

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

NOTE 17: INCOME TAXES

Marshall Islands, Cayman Islands, British Virgin Islands, and Hong Kong, do not impose a tax on international shipping income. Under the laws of these countries, the countries of incorporation of the Company and its subsidiaries and /or vessels’ registration, the companies are subject to registration and tonnage taxes which have been included in the daily management fee.

In accordance with the currently applicable Greek law, foreign flagged vessels that are managed by Greek or foreign ship management companies having established an office in Greece are subject to duties towards the Greek state which are calculated on the basis of the relevant vessels’ tonnage. The payment of said duties exhausts the tax liability of the foreign ship owning company and the relevant manager against any tax, duty, charge or contribution payable on income from the exploitation of the foreign flagged vessel. The amount included in Navios Acquisition’s statements of income for the nine months ended September 30, 2016, and 2015 related to the Greek Tonnage tax was $612 and $543, respectively, and for the three months ended September 30, 2016 and 2015, it was $0 and $5, respectively.

Pursuant to Section 883 of the Internal Revenue Code of the United States (the “Code”), U.S. source income from the international operation of ships is generally exempt from U.S. income tax if the company operating the ships meets certain incorporation and ownership requirements. Among other things, in order to qualify for this exemption, the company operating the ships must be incorporated in a country, which grants an equivalent exemption from income taxes to U.S. corporations. All the Navios Acquisition’s ship-operating subsidiaries satisfy these initial criteria. In addition, these companies must meet an ownership test. Subject to proposed regulations becoming finalized in their current form, the management of Navios Acquisition believes by virtue of a special rule applicable to situations where the ship operating companies are beneficially owned by a publicly traded company like Navios Acquisition, the second criterion can also be satisfied based on the trading volume and ownership of the Company’s shares, but no assurance can be given that this will remain so in the future.

NOTE 18: SUBSEQUENT EVENTS

On October 3, 2016, Navios Acquisition redeemed, through the holder’s put option, 100,000 shares of the puttable common stock and paid cash of $1,000 to the holder upon redemption.

On October 4, 2016, Navios Acquisition sold the Nave Universe to an unaffiliated third party for a sale price of $37,300. Navios Acquisition prepaid $16,372, being the respective tranche drawn from the HSH Nordbank AG credit facility. The sale of the vessel is expected to result in a gain.

On October 25, 2016, Navios Acquisition extended the purchase options already granted to Navios Midstream, of the Nave Buena Suerte, the Nave Neutrino and the Nave Electron for an additional two-year period expiring on November 18, 2018. The extended purchase options do not include any backstop commitments from Navios Acquisition.

On November 4, 2016, the Board of Directors declared a quarterly cash dividend in respect of the third quarter of 2016 of $0.05 per share of common stock payable on December 21, 2016 to stockholders of record as of December 14, 2016. The declaration and payment of any further dividends remain subject to the discretion of the Board of Directors and will depend on, among other things, Navios Acquisition’s cash requirements as measured by market opportunities and restrictions under its credit agreements and other debt obligations and such other factors as the Board of Directors may deem advisable.

On November 15, 2016, Navios Acquisition sold the Nave Constellation to an unaffiliated third party for a sale price of $37,300. Navios Acquisition prepaid $16,372, being the respective tranche drawn from the HSH Nordbank AG credit facility. The sale of the vessel is expected to result in a gain.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME ACQUISITION CORPORATION.

By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer

Date: November 21, 2016